Our Successful Strategy

■	We target to grow our asset base through asset optimization, conventional and unconventional resource development and strategic acquisitions.
■	We seek to deliver modest production growth while providing shareholders a reliable and growing dividend which we have never reduced since inception in 2003 and expect to grow over time.
■	We increased our monthly dividend by 5.3% to $0.20 per share for the January 2013 dividend, which was paid on February 15, 2013. This was the second increase to the dividend since its initiation ten years ago.
■	Our operations are focused in three core regions – Canada, Europe and Australia - providing diverse commodity exposure and a breadth of opportunity.
■	We have 19 years of successful operating results.
■	We are recognized as a premier operator both on and offshore in our regions of operation.

Our Quality Assets

■	We have a rich and diverse inventory of near and long-term growth prospects within each of our operating jurisdictions.
■	We focus on high netback properties.
■	We have completed the process for a secondary listing of the Company’s common shares on the New York Stock Exchange (“NYSE”). The common shares were listed on the NYSE effective March 12, 2013 under the ticker symbol “VET”.
■	We have a growing portfolio of emerging resource based exploration and development opportunities.
■	Our reserve-life index at December 31, 2012 increased to 12.5 years (based on total proved plus probable reserves and annualized fourth quarter 2012 production).

Our Proven Leadership

■	Our board of directors has been consistently recognized for strong corporate governance.
■	Our management team averages more than 25 years of industry operating experience, led by Lorenzo Donadeo, one of the three co-founders of Vermilion.
■	Over the last five years, Vermilion has generated a compound annualized total return of 13.1%.

2013 Management Proxy Circular

[ This page intentionally left blank. ]

Executive Summary

Summary

You can find the key highlights of our proxy statement and results for 2012 in the next few pages. Please refer to the rest of the document for complete information.

Business Highlights

2012 was a successful year for Vermilion.

Financial Performance

Notes:

1.	The financial measure, fund flows from operations is a non-GAAP measure (see Advisory Statement in this circular). Further information is available in our Management’s Discussion and Analysis, dated February 28, 2013, of Vermilion’s operating and financial results as at and for three months and year ending December 31, 2012. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov or on our website, in the Investor Relations’ section at www.vermilionenergy.com.
2.	Vermilion announced a 5.3% increase in the monthly cash dividend to $0.20 per share, commencing with the January 2013 dividend, paid on February 15, 2013.

Portfolio and Future Growth

■	Significantly grew Cardium light oil production in Alberta which averaged more than 7,600 Barrels of Oil Equivalent per Day (“boe/d”) in 2012, doubling 2011 average production, and continued to achieve meaningful reductions in well costs.
■	Announced a significant position in the emerging Duvernay liquids-rich natural gas resource play and completed two vertical appraisal wells during 2012, with a third vertical appraisal well completed in the first quarter 2013.
■	Increased exposure to Brent-based crude oil production through the completion of two separate acquisitions in France.
■	Commenced tunneling activities in Ireland related to the Corrib project’s onshore pipeline. The project is anticipated to produce first gas in late 2014 or early 2015 and to reach peak production levels in mid-2015.

Shareholder Returns and Financial Stability

■	Generated a total return to investors of 19.6% in 2012 as compared to a peer group average, excluding Vermilion, of -21.5% and to an S&P/TSX Composite Index total return of 7.2%.
■	Over the past five years Vermilion has generated a compound annualized total return of 13.1% as compared to a peer group average of 6.2%, excluding Vermilion, and an S&P/TSX Composite Index total return of 0.8%.

Vermilion Proxy Circular ■ Executive Summary ■  Page 1

■	Vermilion announced a 5.3% increase in the monthly cash dividend to $0.20 per share for the January 2013 dividend, which was paid on February 15, 2013. This was the second increase to the dividend since its initiation ten years ago. Vermilion has never reduced its dividend.

Operating Excellence

■	Achieved annual average production of 37,803 boe/d, an increase of 7% compared to 35,202 boe/d in 2011.
■	Drilled approximately 52 net wells in the Cardium light oil play in Alberta. Implemented improved technology and well design including water-based fracture technologies, multi-well pad drilling, and extended horizontal sections resulting in a meaningful reduction in well costs from more than $5 million per section at the start of development to approximately $3 million per section in the fourth quarter of 2012.
■	Increased total proved plus probable reserves by 12.7% to 164.9 million Barrels of Oil Equivalent (“boe”) (as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 14, 2013 with an effective date of December 31, 2012). Reserve-life index increased to 12.5 years, from 10.9 years in 2011, based on year-end 2012 proved plus probable reserves and annualized fourth quarter 2012 production.
■	Recognized for excellence in business and governance practices via Great Places to Work® Institute and Globe and Mail annual Board Games survey.

Page 2  ■ Executive Summary ■  Vermilion Proxy Circular

Compensation Highlights

The compensation of our executives reflects both our strong results in 2012 and our compensation philosophy of rewarding superior performance.

Comparing Shareholder Value and Executive Compensation

The chart shows the trend in total compensation paid to our Named Executive Officers (“NEOs”), which tracks closely to the strength of our performance.

Note:

1.	The aggregate NEO compensation amounts are different from those in the summary compensation table as there were different executives in the years shown.

Comparing Vermilion to Peers

Note:

1.	Peers’ average Total Shareholder Return (“TSR”) is for that year’s peer group, excluding Vermilion. The peer group may change from year to year.

Vermilion Proxy Circular ■ Executive Summary ■  Page 3

Say on Pay

Our Governance and Human Resources Committee is monitoring the use of say on pay votes – where shareholders are given an opportunity to provide non-binding approval of the executive compensation program – within our industry and within Canada.

We have not yet chosen to implement a voluntary say on pay vote, mainly because we receive strong support from you, our shareholders, for the election of our directors. Additionally, we strongly value the opinion of ISS (Institutional Shareholder Services Inc.), Glass Lewis and the Canadian Coalition for Good Governance (“CCGG”); and adjust our practices, policies and approaches based on feedback received where it makes business sense to do so.

Stress and Back-Testing

Another way we ensure good governance around our executive compensation is to provide the Governance and Human Resources Committee with possible payouts under various market conditions when we are seeking approval of compensation programs. This “stress-testing” ensures that the Committee understands the range of potential compensation when it makes its recommendations to the Board.

We also provide the Committee with “back-testing”; analysis that shows whether the actual amounts recommended for pay out under the compensation programs are aligned with our initial expectations and overall corporate performance. Where compensation is higher than targeted, it is a result of superior corporate and individual performance.

2012 Executive Compensation

Below are the various compensation elements that comprised executive pay in 2012.

Executive Officer	Base Salary Rate ($)	Share Awards Value ($)	Bonus ($)	Savings Plan Benefits ($)	Other [1] ($)	Total Compensation ($)
Donadeo	460,000	1,540,022	650,000	47,644	16,106	2,713,772
Hicks	310,000	750,026	350,000	32,288	12,801	1,455,115
Marino [2]	385,000	2,875,466	300,000	23,581	4,662	3,588,709
Donovan	310,000	750,026	225,000	32,288	12,459	1,329,773
Jasinski	245,000	600,021	258,400	25,531	10,553	1,139,505

Notes:

1.	Includes parking, executive health benefits for Messrs.’ Hicks and Donavan and Ms. Jasinski; club / fitness memberships for all executives and a vehicle allowance for Mr. Donadeo.
2.	Mr. Marino was hired on June 1, 2012; base salary rate is annualized. A new hire grant of share awards was provided with annual vesting in thirds over three years.

Page 4  ■ Executive Summary ■  Vermilion Proxy Circular

Meeting Details

Board Nominees

We recommend you elect the following nominees as directors of Vermilion:

									Ownership Multiple
									(Retainer + Annual
	Year	Key	Committees				Overall	Other Public	Share Based
Director	Appointed	Experience	AC	GHR	HSE	IR	Attendance	Companies	Entitlement)
Independent Directors
Macdonald (Board Chairman)	2002	30+ years Oil & Gas	✓	Chair	✓	✓	100% (19/19)	Sure Energy	10.7 times
Davidson	2005	30+ years Securities Banking	Chair	✓			100% (13/13)	None	8.2 times
Ghersinich	1994	30+ years Oil & Gas	✓		✓	Chair	100% (17/17)	Valeura Energy ArPetrol	13.1 times
Killi	1999	30+ years Finance Real estate	✓	✓			92% (12/13)	Wilmington Capital	20.2 times
Leiker [1]	2012	30+ years Oil & Gas			✓			Midstates Petroleum SM Energy Company	0.0 times [2]
Madison	2004	40+ years Oil & Gas	✓		Chair	✓	100% (17/17)	Canadian Oil Recovery	9.2 times
Marchant	2010	30+ years Oil & Gas		✓	✓	✓	100% (15/15)	Anatolia Energy Corp.	4.1 times
Not Independent – Management
Donadeo	1994	30+ years Oil & Gas					100% (7/7)	None	409.0 times (base salary)

Committees:

AC = Audit

GHR = Governance and Human Resources

HSE = Health, Safety and Environment

IR = Independent Reserves

Notes:

1.	Mr. Leiker did not attend any Board meetings during 2012 as he was appointed to the Board on December 3, 2012 and no Board meetings were held following his appointment prior to year-end 2012. Mr. Leiker was appointed to the Independent Reserves Committee at the February 28, 2013 Board meeting.
2.	In accordance with our annual program, Mr. Leiker is expected to receive a new hire share award grant as of April 1, 2013 to vest annually in one thirds.

This year, 88% of our nominees for election as directors are independent, other than Mr. Donadeo, Vermilion’s President and Chief Executive Officer. In 2012, total compensation paid to non-executive directors was $1,317,957.

Auditors

We recommend that you appoint Deloitte LLP as our auditors. They have been our auditors since December 16, 2002. In 2012,100% of the fees paid to the auditors were for audit and audit-related services.

Vermilion Incentive Plan

We recommend that you approve the unallocated share awards under the Vermilion Incentive Plan and amendments relating to the maximum number of common shares issuable from treasury under share awards granted to non-employee directors.

Vermilion Proxy Circular ■ Executive Summary ■  Page 5

Employee Bonus Plan

We recommend that you approve amendments to the Vermilion Employee Bonus Plan to reduce the number of common shares of Vermilion reserved for issuance under the plan from 2,000,000 to 250,000, include insider participation limits and clarify pricing of shares following a blackout.

Shareholder Rights Plan

We recommend that you approve an amendment and restatement of Vermilion’s Shareholder Rights Plan and ratify the rights plan to continue it for another three years and provide for the ratification and reconfirmation of the rights plan by shareholders at every third annual meeting.

Page 6  ■ Executive Summary ■  Vermilion Proxy Circular

Shareholder and Voting Information

Invitation to Shareholders

Dear Vermilion Shareholder,

You are invited to attend our annual general and special meeting on Wednesday, May 1, 2013 at 1:30 pm MDT time in the Ballroom of the Metropolitan Centre, Calgary. At this meeting you will hear about our 2012 performance and our future plans. You will also vote on the items of business and have the opportunity to meet management, board members and other shareholders.

Please take some time to read this circular. It contains important information about the meeting, voting, director nominees, our governance practices and our director and executive compensation. It will help you to understand the board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to seeing you at the meeting.

Sincerely,

“Lorenzo Donadeo”

Lorenzo Donadeo

President and Chief Executive Officer

Vermilion Proxy Circular  ■  Shareholder and Voting Information  ■  Page 7

Notice of Meeting

When

Wednesday, May 1, 2013

1:30 pm MDT time

Where

Ballroom, Metropolitan Centre

333 – 4th Avenue SW

Calgary, Alberta

What the meeting will cover

1.	Receiving our financial statements and the respective auditors’ report for the year ended December 31, 2012;
2.	Electing the directors for the next year;
3.	Appointing Deloitte LLP as auditors;
4.	Approving unallocated share awards under, and amendments to, the Vermilion Incentive Plan;
5.	Approving amendments to Vermilion’s Employee Bonus Plan; and
6.	Approving the amendment and restatement and ratification of Vermilion’s Shareholder Rights Plan.

Your right to vote

You have the right to vote if you were a Vermilion shareholder on March 11, 2013.

The rest of this document, referred to as the circular, explains your voting options (starting on page 14) and gives you more information about the items that will be covered at the meeting.

By order of the board,

“Lorenzo Donadeo”

Lorenzo Donadeo

President and Chief Executive Officer

April 2, 2013

Page 8 ■ Shareholder and Voting Information ■  Vermilion Proxy Circular

General Information

Date of information

This circular is dated April 2, 2013 and information contained is as of March 15, 2013, unless otherwise noted.

Vermilion

Vermilion Energy Inc. was created when Vermilion Energy Trust (the “Trust”) converted to a corporation on September 1, 2010. On January 1, 2013, Vermilion Energy Inc. completed amalgamations with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd. Vermilion Energy Inc. was the resulting entity upon completion of the amalgamations. Through the rest of this circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and / or the “Company”. We use the following abbreviations for the names of the Committees in tables:

■	AC = Audit
■	GHR = Governance and Human Resources
■	HSE = Health, Safety and Environment
■	IR = Independent Reserves

Common Shares Outstanding

At the close of business on March 15, 2013, there were 99,449,827 common shares outstanding. Our common shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the NYSE.

Owners of 10% or More of the Common Shares

To the knowledge of the directors and officers, no person or company owns or controls more than 10% of our common shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of them has a material interest in any item of business at the meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had during 2012 a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or officers. As a result, there are no loans outstanding to any of them.

Mailing of Circular

This circular will be mailed on April 2, 2013 to shareholders of record on March 11, 2013.

We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that those materials be forwarded promptly to our beneficial holders.

Vermilion Proxy Circular  ■  Shareholder and Voting Information  ■  Page 9

Advisory Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This circular includes non-GAAP measures as further described herein. These measures do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS” or, alternatively “GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in non-cash operating working capital. The most directly comparable GAAP measure is cash flows from operating activities. Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows is reconciled to fund flows from operations in Vermilion’s management’s discussion and analysis, a copy of which is available on SEDAR at www.sedar.com or on the EDGAR section of the SEC’s website at www.sec.gov.

Certain statements included or incorporated by reference in this circular may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this circular may include, but are not limited to:

■	business strategies and objectives;
■	estimated reserve quantities;
■	the nature of prospects and opportunities;
■	future production;
■	exploration and development plans;
■	acquisition and disposition plans and the timing thereof;
■	operating and other expenses, including the payment of future dividends;
■	royalty and income tax rates;
■	the timing of regulatory proceedings and approvals; and
■	the timing of first commercial gas from the Corrib field and peak production thereof.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

■	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;

Page 10 ■ Shareholder and Voting Information ■  Vermilion Proxy Circular

■	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
■	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
■	the timely receipt of required regulatory approvals;
■	the ability of the Company to obtain financing on acceptable terms;
■	foreign currency exchange rates and interest rates;
■	future crude oil, natural gas liquids and natural gas prices; and
■	management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

■	the ability of management to execute its business plan;
■	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
■	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
■	risks inherent in the Company's marketing operations, including credit risk;
■	the uncertainty of reserves estimates and reserves life;
■	the uncertainty of estimates and projections relating to production, costs and expenses;
■	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
■	the Company's ability to enter into or renew leases on acceptable terms;
■	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
■	health, safety and environmental risks;
■	uncertainties as to the availability and cost of financing;
■	the ability of the Company to add production and reserves through exploration and development activities;
■	general economic and business conditions;
■	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
■	uncertainty in amounts and timing of royalty payments;
■	risks associated with existing and potential future law suits and regulatory actions against the Company; and
■	other risks and uncertainties described elsewhere in the Company's filings with Canadian securities authorities (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available on the EDGAR section of its website at www.sec.gov).

The forward looking statements or information contained in this circular are made as of March 15, 2013 and the Company undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Vermilion Proxy Circular  ■  Shareholder and Voting Information  ■  Page 11

Annual Report and Other Documents

We file our annual report and annual information form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statement and management’s discussion and analysis for the most recently completed financial year. A copy of the annual report, including our annual financial statements and notes and management’s discussion and analysis, the annual information form and this circular will be provided on request by all registered and beneficial shareholders. You can also get copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.

If you prefer, you can address a written request for documents to:

œ	Vermilion Energy Inc.

3500, 520 – 3rd Avenue SW

Calgary, Alberta T2P 0R3

Attention: Investor Relations

@	investor_relations@vermilionenergy.com

Dividend Reinvestment Plan

Our dividend reinvestment plan was approved by shareholders when we converted to a corporation. Shareholders who are residents of Canada may elect to have dividends reinvested in our shares. When you sign up for the plan you receive shares equal to the value of your cash dividend plus an additional 5% worth of shares whenever dividends are declared.

Vermilion announced the approval of a 5.3% increase in the monthly cash dividend to $0.20 per share commencing with the January 2013 dividend, paid on February 15, 2013. This was the second increase to the dividend since its initiation ten years ago; Vermilion has never reduced its dividend.

Full details on the plan and an election form can be found at www.vermilionenergy.com or may be requested from our plan agent, Computershare Trust Company of Canada (Computershare):

(1.800.564.6253 (toll free)
:	www.computershare.com
@	inquiries@computershare.com

Director and Officer Insurance

We maintain liability insurance for our directors and officers to cover costs incurred to defend and settle claims. The policy has an annual limit of $70 million and a $500,000 deductible. The cost of coverage for 2012 was $271,782.

Communicating with the Board

You may write to the board or any member or members of the board in care of:

œ	Vermilion Energy Inc.

3500, 520 – 3rd Avenue SW

Calgary, Alberta T2P 0R3

Attention: Cathy Arcuri

@	board@vermilionenergy.com

We review all correspondence addressed to directors and decide if a response from the board is needed. We forward questions about day-to-day functions and operations to an appropriate management team member for a reply. We do not forward any items that are commercial in nature (advertising) to management or the board.

Page 12 ■ Shareholder and Voting Information ■  Vermilion Proxy Circular

Engaging Shareholders

We want to build solid relationships with our investors. To that end, we engage with shareholders throughout the year:

■	through on-going meetings with institutional shareholders in all regions;
■	through participation in sector based institutional conferences in all regions;
■	through participation in retail investment conferences / expositions as well as direct retail marketing;
■	by hosting and webcasting an investor day if considered appropriate; and
■	by providing avenues to communicate directly with the board or any member, as set out above.

Vermilion Proxy Circular  ■  Shareholder and Voting Information  ■  Page 13

Registered Shareholder Voting

You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Voting Options

I        In person at the meeting (see below)

2        By proxy (see below)

(       By telephone (see enclosed proxy form)

:        By internet (see enclosed proxy form)

Voting in Person

If you plan to attend the meeting and want to vote your shares in person, do not complete or return the enclosed proxy. Your vote will be taken and counted at the meeting. Please register with Computershare when you arrive at the meeting.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted by proxy, you may not vote in person at the meeting, unless you properly revoke your proxy.

Return your completed proxy in the envelope provided so that it arrives by 1:30 pm (MDT time) on April 29, 2013 or if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary before or on April 30, 2013 (or the last business day before the meeting if it is adjourned or postponed), or to the chair of the meeting on May 1, 2013.

Beneficial Shareholder Voting

You are a beneficial holder if your shares are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other institution.

Voting Options

I       In person at the meeting (see below)

2        By voting instruction form (see below)

(       By telephone (see enclosed voting instruction form)

:        By internet (see enclosed voting instruction form)

Voting in Person

If you plan to attend the meeting and wish to vote your shares in person, insert your own name in the space on the enclosed form. Then follow the signing and return instructions provided by your nominee. Your vote will be taken and counted at the meeting, so do not indicate your votes on the form. Please register with Computershare when you arrive at the meeting, to ensure that your vote will be counted.

Voting by Proxy

Whether or not you attend the meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. Your votes can only be counted if the person you appointed attends the meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote in person at the meeting, unless you properly revoke your proxy.

Return your completed form in the envelope provided so that it arrives by 1:30 pm (MDT time) on April 26, 2013 or if the meeting is adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the meeting to resume.

Revoking your Proxy

You may revoke your proxy before is it acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 1:30 pm (MDT time) on April 26, 2013. This will give your nominee time to submit the revocation to us.

Page 14 ■ Shareholder and Voting Information ■  Vermilion Proxy Circular

General Voting Information

Request for Proxies

Our management is requesting your proxies for this meeting and is paying for the costs incurred. Although we are using primarily mail, our employees may request your proxy by telephone, email, facsimile or personal interview. No director of Vermilion has informed management in writing that he intends to oppose any action intended to be taken by management at the meeting.

Record date

The record date for the meeting is March 11, 2013. If you held shares on that date, you are entitled to receive notice of, attend and vote at the meeting. You may be entitled to vote your shares if you bought shares from a registered shareholder and notify our transfer agent at least 10 days before the meeting that you want to vote at the meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its common shares. Each common share entitles the holder to one vote at the meeting.

Approvals

You are voting to: elect directors, appoint auditors, approve unallocated share awards under and amendments to the Vermilion Incentive Plan, approve amendments to Vermilion’s Employee Bonus Plan and approve the amendment and restatement and ratification of Vermilion’s Shareholder Rights Plan. A simple majority of votes cast at the meeting (50% plus one vote) is required to approve all matters (excluding, in the case of the Employee Bonus Plan amendment , votes of employee insiders).

Quorum

We can only decide business at the meeting if we have a quorum – where at least two people attend the meeting in person and hold or represent by proxy at least 25% of the total outstanding common shares.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder has to vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Lorenzo Donadeo or Curtis Hicks, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Election of management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Approving unallocated share awards under, and amendments to, the Vermilion Incentive Plan	FOR
Approving amendments to Vermilion’s Employee Bonus Plan	FOR
Approving the amendment and restatement and ratification of Vermilion’s Shareholder Rights Plan	FOR

Vermilion Proxy Circular  ■  Shareholder and Voting Information  ■  Page 15

Amendments or Other Business

If amendments or other business are properly brought up at the meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the meeting.

Vote Counting and Confidentiality

Votes by proxy are counted by Computershare. Your vote is confidential, unless you clearly intend to communicate your vote to management or as needed to comply with legal requirements.

Voting Questions

You can contact Computershare directly by:

œ	9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

(1.800.564.6253 (toll free)
@	service@computershare.com

Page 16 ■ Shareholder and Voting Information ■  Vermilion Proxy Circular

Meeting Matters

Voting

Please vote. Your vote is important to us. It is one of the ways we engage your views.

Annual General Meeting Matters (Voting Recommendations):

We recommend that you vote FOR:

■	Electing the management nominees as directors;
■	Appointing Deloitte LLP (previously known as Deloitte & Touche LLP) as auditors;

Special Meeting Matters (Voting Recommendations):

We recommend that you vote FOR:

■	Approving unallocated share awards under, and amendments to, the Vermilion Incentive Plan;
■	Approving amendments to Vermilion's Employee Bonus Plan; and
■	Approving the amendment and restatement and ratification of Vermilion's Shareholder Rights Plan.

Vermilion Proxy Circular  ■  Meeting Matters  ■  Page 17

Annual General Meeting Matters

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2012 and the respective auditor’s report are included in the 2012 annual report which will be available at the meeting. The annual report is also filed on SEDAR at www.sedar.com, and on the EDGAR section of the SEC’s website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Additional copies are available, free of charge, upon request by all shareholders.

Election of Directors

The number of directors to be elected at the meeting is eight, as decided by the board. Each director will hold office until the close of the next annual general meeting or until his successor is duly appointed or elected. Director nominees are:

Larry J. Macdonald	Joseph F. Killi	William F. Madison
W. Kenneth Davidson	Claudio A. Ghersinich	Dr. Timothy R. Marchant
Lorenzo Donadeo	Loren M. Leiker

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he is eligible and willing to serve if elected (see page 25 for more information on the nominees). As Mr. Madison has reached age 70 and the Governance and Human Resources Committee oversees nominations, it has been recommended and approved by the Board that he remain for an additional term, as his skill set and expertise are critical to the board. Our Board retirement guideline can be found on page 54.

If a nominee is not available to serve at the time of the meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

In 2009, the Board adopted a majority vote policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more withhold votes than for votes will offer to resign. The Governance and Human Resources Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there were special circumstances that warrant the director continuing on the Board.

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP (previously known as Deloitte & Touche LLP) as auditors of Vermilion for 2013. Deloitte LLP were first appointed as Vermilion’s auditors on December 16, 2002.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

Page 18 ■ Meeting Matters ■  Vermilion Proxy Circular

Special Meeting Matters

Approval of unallocated Share Awards under, and amendments to, the Vermilion Incentive Plan

The Vermilion Incentive Plan ("VIP") was approved by shareholders on August 31, 2010 and implemented on September 1, 2010, the effective date of the conversion from a trust to a corporation. The VIP provides employees, officers, directors and consultants of Vermilion and its related companies with a stake in our future success and aligns their interests with those of shareholders. A summary of the VIP is set forth in Schedule "C" of this circular.

Approval of Unallocated Share Awards

Under our VIP vested share awards are settled in common shares, in cash (equal to the value of the shares) or in a combination of both, as determined by the Board. The Board also determines whether shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in common shares issued from treasury. The number of common shares reserved for issuance from treasury under our VIP is equal to 10% of the aggregate number of outstanding common shares less any other common shares granted under any other security based compensation plans of Vermilion, calculated on an undiluted basis.

Since the number of common shares issuable under our VIP is based on a fixed percentage rather than a fixed maximum number of shares, the TSX requires a majority of the Board and shareholders to approve, every three years, the unallocated share awards under the VIP. At the Meeting, Shareholders will be asked to approve the unallocated share awards under the VIP. If approved, we will again be required to seek Shareholder approval of unallocated share awards by no later than May 2, 2016.

The number of unallocated share awards is calculated by subtracting the number of outstanding share awards from the number that represents 10% of our issued and outstanding common shares. Assuming upon vesting all share awards are settled in shares issued from treasury, as of March 15, 2013 1,744,033 share awards (equal to approximately 1.75% of our issued and outstanding common shares) were issued and outstanding under the VIP, excluding dividends and performance factor, leaving 7,950,949 unallocated share awards (equal to approximately 8.0% of our issued and outstanding common shares) available for future issuance. The number of shares authorized for issue under the VIP is reduced by the number of shares reserved for issuance from treasury under our Employee Bonus Plan of 250,000 shares. See page 20 for information about the proposed amendment to the Employee Bonus Plan reserve to be considered by Shareholders at the Meeting. If Shareholder approval is not obtained at the Meeting, existing share awards will vest in accordance with the VIP, and all unallocated share awards will be cancelled and we will not be permitted to make further grants of share awards until Shareholder approval is obtained. The value of any unallocated share awards that are cancelled will be settled in cash.

Our Board has approved all unallocated share awards under our VIP. At the Meeting the following ordinary resolution will be placed before Shareholders for consideration, and if thought fit, approval:

RESOLVED THAT:

1.	All unallocated share awards under the Vermilion Incentive Plan, as amended or supplemented from time to time, are hereby approved and authorized, which approval shall be effective until May 2, 2016.

2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Vermilion Proxy Circular  ■  Meeting Matters  ■  Page 19

We recommend that you vote FOR the approval of the unallocated share awards under the Vermilion Incentive Plan. The people named in the enclosed proxy will vote FOR the approval of the unallocated share awards under the Vermilion Incentive Plan unless you tell them to withhold your vote.

Approval of Amendments to VIP

In conjunction with the approval of unallocated share awards for a further three years, we engaged ISS to review our overall equity compensation arrangements, including our Employee Bonus Plan and the VIP. Following a thorough review ISS recommended two related amendments to our VIP.

The first amendment is to the non-employee participation limit in our VIP. Currently under our VIP the maximum number of common shares from treasury to be delivered to non-employee directors upon vesting of share awards is limited to the greater of $100,000 per annum and 0.50% of our common shares issued and outstanding immediately prior to the vesting date. ISS has recommended that the VIP be amended to change this limit to be the lesser of the amounts stated. If approved, the maximum number of common shares from treasury to be delivered to non-employee directors upon vesting of share awards would be limited to the lesser of $100,000 per annum and 0.50% of our common shares issued and outstanding immediately prior to the vesting date. There is no limit on common shares acquired through the TSX that may be delivered to non-employee directors upon vesting of share awards.

The second related amendment is to the amendment provision of our VIP. ISS recommended that the non-employee director limit provision of our VIP be included in the provisions of our VIP that require Shareholder approval to alter, amend or vary. If approved, any subsequent alteration, amendment or variance to limits on non-employee director participation in the VIP would require Shareholder approval.

Our Board has approved the ISS-recommended amendments to the VIP. At the Meeting the following ordinary resolution will be placed before Shareholders for consideration and, if thought fit, approval:

RESOLVED THAT:

1.	The Vermilion Incentive Plan be amended as described in the Management Proxy Circular of Vermilion dated April 2, 2013.

2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

We recommend that you vote FOR the amendments to the Vermilion Incentive Plan. The people named in the enclosed proxy will vote FOR the amendments to the Vermilion Incentive Plan unless you tell them to withhold your vote.

Approval of amendments to Vermilion's Employee Bonus Plan

The Employee Bonus Plan (“Bonus Plan”) provides bonuses for certain employees of Vermilion. The Board assesses the performance of the employees and allocates a bonus in such amount as the Board determines appropriate. Payment of bonuses may be made in cash or in common shares or in a combination of cash and common shares as determined by the Board. A summary of our Bonus Plan is set forth in Schedule "D" of this circular.

Page 20 ■ Meeting Matters ■  Vermilion Proxy Circular

At the Meeting, Shareholders (excluding employee insiders) will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve amendments to the Bonus Plan to: (i) reduce the number of common shares reserved pursuant to the Bonus Plan for issuance from treasury from 2,000,000 to 250,000; (ii) include insider participation limits on bonuses such that the number of common shares issued to insiders of the Company within any one year period or issuable to insiders at any time under the Bonus Plan, in each case, when combined with the number of common shares issuable pursuant to any other security based compensation arrangement of the Company, can not exceed 10% of the Company's total issued and outstanding common shares; and (iii) clarify that common shares issuable under any bonus payment determined during a blackout shall be priced at the closing price on the first trading day immediately following the end of any black-out period, in keeping with the Company's practice. The proposed amendment to reduce the reserve arises following a review of the life cycle of the Bonus Plan reserve and, in consultation with ISS, a review of Vermilion's overall equity compensation arrangements, including our VIP. The other amendments are being made in consultation with the TSX following a review of our Bonus Plan by the TSX as part of their ordinary course review of meeting materials.

Our Board has approved the amendments to the Bonus Plan. At the Meeting the following ordinary resolution will be placed before Shareholders (excluding insiders) for consideration and, if thought fit, approval:

RESOLVED THAT:

1.	The Employee Bonus Plan be amended as described in the Management Proxy Circular of Vermilion dated April 2, 2013.

2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

To be approved, the resolution requires the approval of a simple majority of votes cast at the meeting (50% plus one vote) by shareholders excluding votes of employee insiders of the Company whose vote will not be counted in respect of approval of the resolution.

We recommend that you vote FOR the amendments to the Employee Bonus Plan. The people named in the enclosed proxy will vote FOR the amendments to the Employee Bonus Plan unless you tell them to withhold your vote.

Approval of the amendment and restatement and ratification of Vermilion's Shareholder Rights Plan

Background

A unitholder rights plan was first implemented in 2003, and was subsequently renewed and approved in 2006 and 2009 by holders of the units of the trust. In conjunction with the conversion from a trust to a corporation on September 1, 2010 the shareholder rights plan (the "Shareholder Rights Plan") for the Company was approved. The following is a brief summary of the Shareholder Rights Plan. A more detailed summary of the Shareholder Rights Plan is set forth in Schedule "E" of this circular. A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Vermilion Proxy Circular  ■  Meeting Matters  ■  Page 21

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board of Directors of Vermilion time if, in the circumstances, the Board of Directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares of the Company. As described in Schedule "E", the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any common shares which may be acquired or held by such a bidder will be significantly diluted. The Shareholder Rights Plan encourages potential bidders to make takeover bids by means of a Permitted Bid (as defined in Schedule "E") or to approach the Board of Directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that, in any takeover bid for outstanding common shares of the Company, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the Shareholder Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the common shares of the Company.

Proposed Amendment and Restatement and Ratification

Pursuant to the terms of the Shareholder Rights Plan Agreement (as defined in Schedule "E"), the Shareholder Rights Plan will expire upon the termination of the Meeting unless Shareholders ratify the continued existence of the Shareholder Rights Plan Agreement. The Board of Directors of Vermilion has determined it appropriate and in the best interests of Shareholders that the Shareholder Rights Plan Agreement be ratified to continue the Shareholder Rights Plan for another three years and to be amended to make certain amendments described below, including to provide for the ratification and reconfirmation of the Shareholder Rights Plan by Shareholders at every third annual meeting, and that the Shareholder Rights Plan as so amended be restated.

In summary, the proposed amendments to the Shareholder Rights Plan Agreement include: (i) to reflect the amendment and restatement of the Shareholder Rights Plan Agreement; (ii) to amend the definition of "Permitted Bid" and "Competing Permitted Bid" to remove the discretion of the Board of Directors to reduce the number of days during which no voting shares may be taken up or paid for pursuant to a take-over bid, consistent with the approach in other shareholder rights plans; (iii) to amend the definition of "Market Price" and other minor amendments to reflect Vermilion's recent secondary listing on the NYSE, consistent with the approach in shareholder rights plans for other dual listed companies; (iv) to provide for the ratification and reconfirmation of the agreement at every third annual meeting after the annual meeting in 2013, consistent with the approach in other shareholder rights plans; and (v) to correct typographical errors. The ratification and reconfirmation provision would provide that if the continued existence of the Rights Agreement is not ratified and reconfirmed by ordinary resolution of the Independent Shareholders (as defined in the Rights Agreement) at every third annual meeting of Shareholders of the Company, the Board shall be deemed to have elected to redeem the Rights at the Redemption Price (each as defined in the Rights Agreement) effective upon the close of business on the date of confirmation of the results of such vote. A reconfirmation provision is typical of many current shareholder rights plans, and will facilitate future continuances of the Shareholder Rights Plan without requiring amendments of the Rights Agreement.

Our Board has approved the amendment and restatement of the Shareholder Rights Plan Agreement. At the Meeting, the following ordinary resolution will be placed before Shareholders for consideration and, if thought fit, approval:

RESOLVED THAT:

1.	The Shareholder Rights Plan Agreement between Vermilion and Computershare Trust Company of Canada (the ‘‘Rights Agreement’’) be amended and restated as described in the Management Proxy Circular of Vermilion dated April 2, 2013 and the continuation of the Shareholder Rights Plan Agreement is ratified and approved.

Page 22 ■ Meeting Matters ■  Vermilion Proxy Circular

2.	The making, on or prior to the date hereof, of any other amendments to the Shareholder Rights Plan Agreement as Vermilion may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.

3.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

As noted above, in addition to approving the amendment and the restatement and ratification of the Shareholder Rights Plan Agreement, the resolution also approves any other amendments to the Shareholder Rights Plan Agreement to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan Agreement to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. Vermilion believes that the Shareholder Rights Plan Agreement and the amendment to provide for ratification and reconfirmation at every third annual meeting of Shareholders of Vermilion is consistent with the form of rights plans now prevalent for public corporations in Canada and does not anticipate that any such further amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board’s authorization of the amendment and restatement of the Shareholder Rights Plan was not in response to or in anticipation of any pending or threatened takeover bid.

Under the Shareholder Rights Plan Agreement, the resolution requires the approval of a simple majority of the votes cast at the Meeting by Independent Shareholders (as defined in the Shareholder Rights Plan Agreement). In effect, all Shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person (as described in Schedule "E") or making a takeover bid for the Company. The Company is not aware of any Shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Rights Agreement. The TSX requires that the resolution be passed by a simple majority of the votes cast at the Meeting by all Shareholders.

We recommend that you vote FOR the amendment and restatement and ratification of the Shareholder Rights Plan Agreement. The people named in the enclosed proxy will vote FOR the amendment and restatement and ratification of the Shareholders Rights Plan Agreement unless you tell them to withhold your vote.

Vermilion Proxy Circular  ■  Meeting Matters  ■  Page 23

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Page 24 ■ Meeting Matters ■  Vermilion Proxy Circular

Director Nominees and Compensation

Nominees

The directors nominated for election in 2013 bring a wide variety and depth of experience in areas that are important for our success. They are:

Larry J. Macdonald, Chair	Claudio A. Ghersinich	William F. Madison
W. Kenneth Davidson	Joseph F. Killi	Dr. Timothy R. Marchant
Lorenzo Donadeo	Loren M. Leiker

Independence and Alignment with Shareholders

All directors, except for Mr. Donadeo, our President and Chief Executive Officer (CEO), are independent as determined in accordance with applicable Canadian securities law and NYSE requirements. The directors standing for re-election each have at least 4 times their annual retainer plus annual share-based compensation in equity at risk in accordance with our ownership policy, with the exception of Mr. Leiker who is new to the Board and has until December 3, 2017 to meet our ownership policy.

Attendance and Sessions without Management

Vermilion directors attended 99% of board and committee meetings in 2012. The board and committees have in camera sessions without management at all regularly scheduled meetings.

Individual Voting and Majority Voting

You vote for each director individually. Each director must receive over 50% of the votes cast in favour of his election or he will be required to submit a resignation to be considered by the board.

Director Compensation

Non-executive directors are paid retainers for board and committee membership and fees for each meeting attended. Total fees and retainers earned by all non-executive board members in 2012 were an aggregate amount of $416,166.

Limit on Director Compensation

Under the VIP, the maximum number of common shares from treasury that may be delivered to non-employee directors upon vesting of share awards is limited. We are proposing to amend the VIP to change the non-employee director participation limits as described in the Meeting Matters section of the circular. The Board has approved the amendments to the VIP, and Shareholder approval of the amendments is being sought at the Meeting.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 25

Director Biographies

Larry J. Macdonald
Age 65 | Okotoks, Alberta, Canada | Director since 2002 | Independent
Equity at risk:	$3,150,156
Public Board Interlocks:	None
2012 Voting Results:	For: 93.57% or 57,906,592 votes Withheld: 6.43% or 3,978,802 votes

Biography

Mr. Macdonald brings more than 30 years of oil and gas industry experience in Western Canada, including exploration, production and operations. Currently he is the Chairman, Chief Executive Officer and a director of Point Energy Ltd. and also the Managing Director of Northpoint Energy Ltd., both of which are private oil and gas exploration companies, and has held these positions since 2003. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School in Toronto School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

Share ownership
Equity at risk [1]	Share ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets ownership requirements
$3,150,156	60,545	3 times annual retainer + share based entitlement	10.7 times	Yes

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Chair	7/7	100%
Audit	Member	4/4	100%
Governance and Human Resources	Chair	2/2	100%
Health, Safety and Environment	Member	3/3	100%
Independent Reserves	Member	3/3	100%

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
Sure Energy Inc.	TSX	Lead Director	2006 - Present
Audit
Governance and Human Resources (Chair)
Independent Reserves
Health, Safety and Environment

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer [2]	92,000	92,000	92,000	276,000
Meeting fees	28,500	34,500	31,500	94,500
Share awards [3]	177,016	176,979	176,983	530,978
All other compensation [4]	1,500	0	4,500	6,000
Total compensation	324,016	328,479	329,983	982,478

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
2.	Values include the Board and Committee Chair retainers where applicable.
3.	Value of VIP share awards on date of grant is calculated as: face value = share awards granted multiplied by share price.
4.	Meeting fees paid in 2010 for attendance at the special shareholder meeting and field visits in 2010 and 2012.

Page 26 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

W. Kenneth Davidson
Age 62 | Oakville, Ontario, Canada | Director since 2005 | Independent
Equity at risk:	$1,489,879
Public Board Interlocks:	None
2012 Voting Results:	For: 93.63% or 57,942,604 votes Withheld: 6.37% or 3,942,790 votes

Biography

Mr. Davidson brings more than 30 years of banking and securities experience in the financial services sector, including corporate investment, merchant banking operations, project financing and credit and market risk management. He has been involved in Asian / North American investment opportunities in real estate, services, technology and retail sectors for over nine years and has advised and consulted on real estate, private power generation and other corporate opportunities since 2002.

Currently, serves as a director (since 2000) of Millar Western Forest Products Ltd., a private corporation. Previously, he served as a director of Relax Properties Corp., from 2009 to 2011. He was Co-Chief Executive Officer of Gordon Capital Corporation, an independent investment dealer, from 1996 to 2001 and prior, he spent 25 years with the Canadian Imperial Bank of Commerce, serving as Executive Vice President, Risk Management, for the last five years of his term.

Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business, both from Concordia University, as well as a Masters in Business Administration from McMaster University.

Share ownership
Equity at risk [1]	Share ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets ownership requirements
$1,489,879	28,635	3 times annual retainer + share based entitlement	8.2 times	Yes

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Member	7/7	100%
Audit	Chair	4/4	100%
Governance and Human Resources	Member	2/2	100%

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
None

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer [2]	15,000	15,000	15,000	45,000
Meeting fees	19,500	28,500	27,000	75,000
Share awards [3]	142,315	142,293	142,279	426,887
All other compensation [4]	0	0	3,000	3,000
Total compensation	201,815	210,793	212,279	624,887

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
2.	Values include the Committee Chair retainers where applicable.
3.	Value of VIP share awards on date of grant is calculated as: face value = share awards granted multiplied by share price.
4.	Meeting fees paid in 2010 include attendance at the special shareholder meeting and a field visit.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 27

Lorenzo Donadeo
Age 57 | Calgary, Alberta, Canada | Director since 1994 | Not independent
Equity at risk:	$188,146,672
Public Board Interlocks:	None
2012 Voting Results:	For: 99.89% or 61,816,896 votes Withheld: 0.11% or 68,527 votes

Biography

Mr. Donadeo brings more than 30 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in Western Canada and internationally in Australia, France, the Netherlands, Trinidad and Tobago.

He was one of the founders of Vermilion in 1994 and currently serves as President and Chief Executive Officer (since 2003). Mr. Donadeo and was Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996 and Trinidad and Tobago in 1999 through Aventura Energy Inc. Mr. Donadeo was the President and CEO of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not an official member of any Board committees, however, he is invited to all Committee meetings as a non-voting observer other than the in-camera portions thereof.

Share ownership
Equity at risk [1]	Share ownership	Guideline	Multiple of base salary	Meets ownership requirements
$188,146,672	3,616,119	3 times base salary	409.0 times	Yes

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Management	7/7	100%

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
None

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer
Chair retainer
Meeting fees	Mr. Donadeo does not receive any compensation as a director of Vermilion.
Share awards
All other compensation
Total compensation

Note:

1.	Equity at risk is the market value of shares owned, excluding rights and share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.

Page 28 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

Claudio Ghersinich
Age 56 | Calgary, Alberta, Canada | Director since 1994 | Independent
Equity at risk:	$2,459,458
Public Board Interlocks:	None
2012 Voting Results:	For: 99.71% or 61,707,857 votes Withheld: 0.29% or 177,566

Biography

Mr. Ghersinich brings more than 30 years of oil and gas industry experience in Alberta, including the identification and acquisition of undervalued oil and gas properties and implementing property exploitation plans.

Currently, he serves as President and director of Carrera Investments Corp., a private investment company. In addition, he was one of the three co-founders of Vermilion in 1994 and served as Executive Vice President, Business Development, from 1994 to 2005. He served as a director of the following companies: Pegasus Oil & Gas Inc. (2006 to 2009), Verenex Energy Inc. (2006 to 2009) and Bulldog Resources Inc.(2005 to 2008) Before Vermilion, he worked with Vista Nuova Energy Inc., Olympia Energy Ventures Ltd., Amoco Canada and Dome Petroleum.

Mr. Ghersinich holds a Bachelor of Science degree in Civil Engineering from the University of Manitoba and is a member in good standing with the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Share ownership
Equity at risk [1]	Share ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets ownership requirements
$2,459,458	47,270	3 times annual retainer + share based entitlement	13.1 times	Yes

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Member	7/7	100%
Audit	Member	4/4	100%
Health, Safety and Environment	Member	3/3	100%
Independent Reserves	Member	3/3	100%

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
ArPetrol Ltd.	TSX Venture	Audit	2011 – Present
Reserves
Valeura Energy Inc.	TSX Venture	Audit	2010 – Present
Reserves
Health, Safety & Environment

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer [2]	7,000	7,000	7,000	21,000
Meeting fees	25,500	28,500	21,000	75,000
Share awards [3]	142,315	142,293	142,279	426,887
All other compensation [4]	13,200	13,200	22,800	49,200
Total compensation	213,015	215,993	218,079	647,087

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
2.	Values include the Committee Chair retainer where applicable
3.	Value of VIP share awards on date of grant is calculated as: face value = share awards granted multiplied by share price.
4.	Other compensation for Mr. Ghersinich includes compensation paid to him as a director of Vermilion’s international subsidiaries.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 29

Joseph F. Killi
Age 61 | Calgary, Alberta, Canada | Director since 1999 | Independent
Equity at risk:	$3,338,089
Public Board Interlocks:	None
2012 Voting Results:	For: 93.57% or 57,904,762 votes Withheld: 6.43% or 3,980,662 votes

Biography

Mr. Killi brings more than 30 years of real estate industry experience, coupled with an extensive background in finance; including tax-oriented structures and debt placements in Canada, Europe and United States, as well as experience in valuations, acquisitions, and dispositions.

Currently, he serves as the President and Chief Executive Officer (since 2008) and director (since 1998) of Wilmington Capital Management Inc., President of Rosebridge Capital Corp. (since 1993) and director (since 2011) of Network Capital Management Inc..

He co-founded and served as Chairman and a director of Parkbridge Lifestyle Communities Inc. and of Realex Properties Inc. (both founded in 1998). From 1994 to 2004, he was Executive Chairman and Director of Parkbridge Lifestyle Communities Inc., a private real estate company and from 1994 to 1996, he spent three years restructuring the US commercial real estate portfolio of Olympia and York Properties Corporation. Prior to 1994, he spent 17 years with Trizec Corporation Ltd. where he was most recently Executive Vice President, Chief Financial Officer and Chief Operating Officer.

Mr. Killi holds a Bachelor of Science degree in Biochemistry from Loyola College, a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

Share ownership
Equity at risk [1]	Share ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets ownership requirements
$3,338,089	64,157	3 times annual retainer + share based entitlement	20.2 times	Yes

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Member	6/7	86%
Audit	Member	4/4	100%
Governance and Human Resources	Member	2/2	100%

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
Wilmington Capital Management Inc.	TSX	None (Management)	1998 - Present

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer	0	0	0	0
Meeting fees	18,000	25,500	25,500	69,000
Share awards [2]	142,315	142,293	142,279	426,887
All other compensation	0	0	0	0
Total compensation	185,315	192,793	192,779	570,887

Notes:

1.	Equity at risk is the market value of shares owned, excluding rights and share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
2.	Value of VIP share awards on date of grant is calculated as: face value = share awards granted multiplied by share price.

Page 30 ■ Director Nominees and Compensation ■ Vermilion Proxy Circular

Loren M. Leiker
Age 59 | Houston, Texas, USA | Director since 2012 | Independent
Equity at risk:	$0 (In accordance with our annual program, Mr. Leiker is expected to receive a new hire share award grant as of April 1, 2013.)
Public Board Interlocks:	None
2012 Voting Results:	Appointed to Board December, 2012

Biography

Mr. Leiker brings more than 30 years of oil and gas industry experience with an extensive background in international exploration, production and operations. Mr. Leiker was appointed to Vermilion’s Board and Independent Reserves Committee as he is providing guidance and oversight to Vermilion’s conventional and unconventional initiatives.

He served as Senior Executive Vice President, Exploration of EOG Resources, Inc. from 2008 until his retirement in September 2011. Prior to this, he held a variety of executive officer positions with EOG and its predecessor, Enron Oil and Gas Company. He started his career in 1977 at Tenneco Oil, where he held a variety of domestic and international roles until the sale of the company in 1989.

Mr. Leiker holds a Bachelors of Science in Geology from Texas Tech University, as well as a Master’s degree in Science in Geology from Texas Tech University.

Share ownership
Equity at risk [1,4]	Share ownership	Guideline	Multiple of annual retainer + share based entitlement [4]	Meets ownership requirements
$0	0	3 times annual retainer + share based entitlement	0.0 times	December 3, 2017 to meet guidelines

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Member	Appointed to Board
Independent Reserves	Member	December 3, 2012

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
Midstates Petroleum Company, Inc.	NYSE	Compensation, Head	2011 – Present
Audit
SM Energy Company	NYSE	Nominating & Governance	2012 - Present
Audit

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer [2]	2,666			2,666
Chair retainer	-
Meeting fees [3]	-	Appointed to Board on December 3, 2012.
Share awards [4]	-
All other compensation	-
Total compensation	2,666	-	-	2,666

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
2.	Mr. Leiker was appointed to the Board on December 3, 2012 and received a prorated board retainer.
3.	Mr. Leiker did not attend any committee meetings or receive any meeting fees in 2012, as he was appointed to the Independent Reserves Committee on February 28, 2013.
4.	In accordance with our annual program, Mr. Leiker is expected to receive a new hire share award grant as of April 1, 2013 to vest annually in one thirds.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 31

William F. Madison
Age 70 | Sugarland, Texas, USA | Director since 2004 | Independent
Equity at risk:	$1,596,905
Public Board Interlocks:	None
2012 Voting Results:	For: 99.89% or 61,816,992 votes Withheld: 0.11% or 68,431 votes

Biography

Mr. Madison brings more than 30 years of oil and gas industry experience, including background in international oil and gas exploration, production and operations, and has held executive positions in the United States, Scotland and England.

Currently, he serves as a director (since 2011) of Montana Tech Foundation. From 1999 to 2006, Mr. Madison served as a board member of Montana Tech Foundation Board, serving as a Chairman during 2004 and 2005. He was a board member of Marathon Oil Company from 1994 to 2000, and from 1965 to 2000, he held a variety of key oversight positions in engineering, technology and operations, including President Marathon Oil UK and Vice President Marathon (England), Vice President International Production and Senior Vice President World Wide Production in Houston, Texas. He was also Chairman of the Health Environment and Safety Committee, the Technology Advisory Committee and Marathon’s Sakhalin joint venture in Russia.

Mr. Madison holds a Bachelor of Science degree in Petroleum Engineering from Montana Tech and completed the Harvard Program for Management Development in 1980.

Share ownership
Equity at risk [1]	Share ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets ownership requirements
$1,596,905	30,692	3 times annual retainer + share based entitlement	9.2 times	Yes

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Member	7/7	100%
Audit	Member	4/4	100%
Health, Safety and Environment	Chair	3/3	100%
Independent Reserves	Member	3/3	100%

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
Canadian Oil Recovery and Remediation Enterprises Inc.	TSX Venture	Compensation	2007- Present

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer	25,000	25,000	25,000	75,000
Chair retainer [2]	7,000	7,000	7,000	21,000
Meeting fees	25,500	30,000	24,000	79,500
Share awards [3]	142,315	142,293	142,279	426,887
All other compensation [4]	0	0	3,000	3,000
Total compensation	199,815	204,293	201,279	605,387

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
2.	Values include the Committee Chair retainer where applicable.
3.	Value of VIP share awards on date of grant is calculated as: face value = share awards granted multiplied by share price.
4.	Includes meeting fees paid in 2010 for attendance at the special shareholder meeting and field visit.

Page 32 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

Dr. Timothy R. Marchant
Age 62 | Calgary, Alberta, Canada | Director since 2010 | Independent
Equity at risk:	$682,738
Public Board Interlocks:	None
2012 Voting Results:	For: 93.63% or 57,941,462 votes Withheld: 6.37% or 3,943,961 votes

Biography

Dr. Marchant brings over 30 years of oil and gas industry experience from Canada and international locations, with extensive experience in foreign growth strategies and international operations.

Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in a number of international arenas. Prior to his international assignments, he spent 17 years with Amoco Canada.

From 2007 to 2010 he was an energy seminar leader at the European Summer School for Advanced Management in Denmark. Dr. Marchant is currently Executive Chairman of Anatolia Energy Corporation, a publically traded company based out of Calgary.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Share ownership
Equity at risk [1]	Share ownership	Guideline	Multiple of annual retainer + share based entitlement	Meets ownership requirements
$682,738	13,122	3 times annual retainer + share based entitlement	4.1 times	Yes

Vermilion Board / Committee membership
Area	Position held	Meeting Attendance
Board	Member	7/7	100%
Governance and Human Resources	Member	2/2	100%
Health, Safety and Environment	Member	3/3	100%
Independent Reserves	Member	3/3	100%

Other public company boards in 2012
Company	Stock Exchange	Board committees	Timeframe
Antolia Energy Corp.	TSX Venture	Executive Chairman	2011 - Present

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Board retainer	25,000	25,000	20,833	70,833
Chair retainer	0	0	0	0
Meeting fees	22,500	27,000	24,000	73,500
Share awards [2,3]	142,315	142,293	438,675	723,283
All other compensation [4]	1,500	0	3,000	4,500
Total compensation	191,315	194,293	486,508 [3]	872,116

Notes:

1.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
2.	Value of VIP share awards on date of grant is calculated as: face value = share awards granted multiplied by share price.
3.	The 2010 share award for Dr. Marchant was made on joining the board and vests over three years, two-thirds vested in 2011 and 2012 respectively; the remaining third will vest in April 2013.
4.	Includes meeting fees paid in 2010 for attendance at the special shareholder meeting and field visit.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 33

Other Public Company Directorships / Committee Appointments

Director	Other Public Company Directorships	Exchange	Committee Appointments
Macdonald	Sure Energy Inc.	TSX	Lead Director Audit Governance and Human Resources (Chair) Independent Reserves Health, Safety and Environment
Davidson	None
Donadeo	None
Ghersinich	Valeura Energy Inc. ArPetrol Ltd.	TSX Venture TSX Venture	Audit Reserves Health Safety and Environment Chairman Audit Reserves
Killi	Wilmington Capital Management Inc.	TSX	Board member (Management)
Leiker	Midstates Petroleum Company SM Energy	NYSE NYSE	Compensation, Head Audit Audit Nominating and Governance
Madison	Canadian Oil Recovery and Remediation Enterprises Ltd.	TSX Venture	Compensation
Marchant	Anatolia Energy Corporation	TSX Venture	Executive Chairman

Directors Serving Together

As of March 15, 2013, no Vermilion directors served together on any other public company.

Director Tenure

Vermilion does not have a term limit for directors. We believe it is important to have directors who understand our industry and our company. That comes from experience and time on the board. We also want diverse viewpoints and those often come from newer directors. Average tenure of our Board members is ten years. Our tenure profile balances experience, diversity and the need for board renewal.

Page 34 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

Areas of Expertise

Vermilion maintains a skills matrix to evaluate the skill set of the board. Each director indicates his level of expertise in each area annually on a scale from limited to expert application. The results are then evaluated for individuals and for the board as a whole. The matrix helps us identify gaps and is used when we search for new directors.

In addition, we complete an annual peer evaluation of performance and provide feedback to improve individual and team board performance. The Governance and Human Resources Committee reviewed the completed skills matrix and evaluations and is satisfied that the board has the appropriate experience and expertise to ensure that each of these areas is well-addressed and the board is performing well. The Board has completed a discussion on the results with the objective of continuously improving board effectiveness.

Managing / Leading Growth – Senior executive experience leading significant growth agenda through mergers and acquisitions. Demonstrates knowledge in developing long-term corporate business strategies.

Global Operations – Experience leading an international operation where Vermilion is or may be active. Has a solid understanding of cultural and industry environments in the countries where we operate.

Government Relations / Regulatory – Broad regulatory, political and public policy experience at Canadian and international levels.

CEO / Senior Officer – Experience working as a CEO or senior officer for an organization of a similar to or greater than Vermilion.

Industry Knowledge – Maintains an understanding of the regulatory, business, social and political environments in which we operate. Becomes knowledgeable about our business, including industry trends and key competitors.

Oil and Gas – Senior executive experience in the oil and gas industry, combined with a strong knowledge of our strategy and operations. May have formal training in engineering, geology or geophysics.

Company Knowledge – Becomes generally knowledgeable about our business, including operations, markets, challenges, opportunities and systems of internal controls. Established knowledge of Vermilion’s senior management team and other high potential senior employees.

Governance / Board – Prior or current experience as a board member of a Canadian organization in any of the public, private or non-profit sectors.

Financial and Operational Acumen – Senior executive experience in financial accounting and reporting and corporate finance. Familiarity with internal financial controls. Knowledge of and ability to evaluate strategic operating, capital and financing plans.

Compensation – Senior executive experience or board compensation committee participation with a thorough understanding of compensation, benefits and long-term incentive programs, legislation and agreements. This includes specific expertise in executive compensation programs including base pay, incentives, equity and perquisites.

Health, Safety and Environment – Thorough understanding of industry regulations and public policy related to workplace health, safety and environment. Demonstrated commitment to our health and safety values and knowledge of current programs.

Social Responsibility – Understands and commits to our social responsibility values and programs.

Diversity – Contributes to the Board in a way that enhances perspectives through diversity in gender, ethnic background, geographic origin, experience (industry and public, private and non-profit sectors), etc.

Personal Effectiveness – Full and frank participation, effective, independent and respected presence, displays personal effectiveness through interaction with others, including board members and company representatives.

Between four and eight directors are expert or skilled in each of the areas we assess.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 35

Independence and Board Committees

The Board of Directors is responsible for determining whether or not each director is independent. In connection with listing on the NYSE on March 12, 2013 Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting independence standards and having directors complete questionnaires annually, each year the Board of Directors will be able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and committee members meet these requirements.

Vermilion has never had an Executive Committee – a small committee of directors that can make decisions without the rest of the board.

		Committees
	Year Appointed	AC	GHR	HSE	IR
Independent Board Members
Macdonald (Board Chairman)	2002	✓	Chair	✓	✓
Davidson	2005	Chair	✓
Ghersinich [1]	1994	✓		✓	Chair
Killi	1999	✓	✓
Leiker [2]	2012				✓
Madison	2004	✓		Chair	✓
Marchant	2010		✓	✓	✓
Not Independent – Management
Donadeo [3]	1994

Notes:

1.	Mr. Ghersinich became an independent director on June 1, 2008, three years after resigning as Vermilion’s Executive Vice President, Business Development.
2.	Mr. Leiker was appointed to the Board as of December 3, 2012 and to the Independent Reserves Committee at the Board meeting on February 28, 2013.
3.	Mr. Donadeo is not independent as he is the President and CEO of Vermilion. Mr. Donadeo is not a member of any committee.

Page 36 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

Meeting Attendance

In 2012, the average board and committee attendance rate was 99%.

Committees
Director	Board [1]	AC	GHR	HSE	IR	Totals
Macdonald	7/7 (100%)	4/4 (100%)	2/2 (100%)	3/3 (100%)	3/3 (100%)	19/19 (100%)
Davidson [2]	7/7 (100%)	4/4 (100%)	2/2 (100%)	1/1 (100%)		13/13 (100%)
Donadeo [3]	7/7 (100%)	4/4 (100%)	2/2 (100%)	2/2 (100%)	3/3 (100%)	7/7 (100%)
Ghersinich	7/7 (100%)	4/4 (100%)		3/3 (100%)	3/3 (100%)	17/17 (100%)
Killi [2]	6/7 (86%)	4/4 (100%)	2/2 (100%)	1/1 (100%)		12/13 (92%)
Leiker [4]	-	-	-	-	-	-
Madison [5]	7/7 (100%)	4/4 (100%)	1/1 (100%)	3/3 (100%)	3/3 (100%)	17/17 (100%)
Marchant [6]	7/7 (100%)	3/3 (100%)	2/2 (100%)	3/3 (100%)	3/3 (100%)	15/15 (100%)
Aggregate	98%	100%	100%	100%	100%	99%

Notes:

1.	Includes regular board, strategy, and annual shareholder meetings.
2.	Messrs. Davidson and Killi attended health, safety and environment meeting on a voluntary basis; no compensation was received. Mr. Davidson also regularly attended Governance and Human Resource meeting on voluntary basis. Their attendance was not included in the aggregate attendance rate.
3.	Attendance for Mr. Donadeo is tracked, although he does not receive compensation as a director.
4.	Mr. Leiker did not attend any board meetings as he was appointed to the Board on December 3, 2012; Mr. Leiker was appointed to the Independent Reserves Committee at the Board meeting on February 28, 2013.
5.	Mr. Madison attended one governance and human resources committee meeting on a voluntary basis; no compensation was received. This meeting was not included in the aggregate attendance rate.
6.	Dr. Marchant attended audit committee meetings on a voluntary basis; no compensation was received. These meetings are not included in the aggregate attendance rate.

Sessions without Management

In camera sessions without management present are held at every regularly scheduled board and committee meeting. The chairman presides over these sessions and informs management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2012 had in camera sessions without management.

Expectations of Board members

In addition to independence standards, each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:

✓	Attend each meeting and prepare for these meetings by reading the reports and background materials provided;
✓	Participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;
✓	Assist in external communications at the request of management of Vermilion;
✓	Avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion including that no director may serve on the board of any other oil and gas company within Vermilion’s chosen peer group;
✓	Become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;
✓	Maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and
✓	Participate on committees and become knowledgeable about each committee’s purpose.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 37

Director Compensation

Vermilion provides its directors with a compensation package that includes annual retainers, meeting fees and share awards. Directors have participated in the VIP since we converted to a corporation on September 1, 2010 (see page 20 for details on proposed amendments to the non-employee director participation limits under the VIP). Before that time they participated in the Trust Unit Award Incentive Plan and the rights incentive plan program, both of which were discontinued when we converted to a corporation. We do not have a stock option plan.

Each year the Governance and Human Resources Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar size and scope. The peer group used to measure directors’ compensation is the same group used for executives; a full listing of our peer group can be found on page 70.

Recommendations are then made to the board for any adjustments believed to be appropriate. Changes to retainers are approved at the board of directors meeting in the first quarter of each year; retainers are targeted at the median of the market. No changes to retainers, meeting fees and value of share awards on date of grant have been made since 2007.

The total compensation package recognizes the increasing responsibilities, time commitments and accountability of board members. Vermilion’s director pay is competitive in the marketplace to ensure we can attract and retain qualified talent to serve on the board.

Mr. Donadeo does not receive any compensation as a director and he is not included in the following tables. All of his compensation information is set out in the Executive Compensation section starting on page 81.

Summary Compensation Table

Director	Board Retainer ($)	Chair Retainer [1] ($)	Meeting Fees ($)	Total Fees ($)	Share Awards [2] ($)	All Other Compensation [3] ($)	Total Compensation ($)
Macdonald	25,000	92,000	28,500	145,500	177,016	1,500	324,016
Davidson	25,000	15,000	19,500	59,500	142,315	0	201,815
Ghersinich	25,000	7,000	25,500	57,500	142,315	13,200	213,015
Killi	25,000	0	18,000	43,000	142,315	0	185,315
Leiker [4]	2,666	–	–	2,666	–	–	2,666
Madison	25,000	7,000	25,500	57,500	142,315	0	199,815
Marchant	25,000	0	22,500	47,500	142,315	1,500	191,315
Total	152,666	121,000	139,500	413,166	888,591	16,200	1,317,957

Notes:

1.	Values include the Board and Committee Chair Retainers where applicable.
2.	Value of VIP share awards granted on March 30, 2012 multiplied by the grant value of $47.47 (face value).
3.	All other compensation for Mr. Macdonald and Dr. Marchant are fees paid for attending a field visit on June 1, 2012; Mr. Ghersinich’s all other compensation is the value paid to him as a director of Vermilion’s international subsidiaries.
4.	Mr. Leiker was appointed to the board on December 3, 2012; fees have been prorated. Mr. Leiker was appointed to the Independent Reserves Committee at the February 28, 2013 Board meeting, thus no meeting fees were paid in 2012. In accordance with our annual program, Mr. Leiker is expected to receive a new hire share award grant as of April 1, 2013.

Page 38 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

Retainers and Fees

The same fees are payable for attending meetings in person or by conference call. Directors also receive reimbursement for out-of-pocket expenses to attend meetings. No changes to retainers, meeting fees and value of share awards on date of grant for our Board members have been made since 2007.

Type of Retainer or Fee	2012 ($)	2011 ($)
Board Chair Retainer	85,000	85,000
Board Member Retainer	25,000	25,000
Audit Committee Chair Retainer	15,000	15,000
Other Committee Chair Retainer	7,000	7,000
Board and Committee Meeting Fees	1,500	1,500

Equity Ownership

Director Ownership Policy

To align director interests with those of shareholders, each director is required to hold shares equal to three times his annual retainer. Directors have five years from the date of appointment or election to accumulate the required shares.

As of March 1, 2012, we changed the policy to require directors to hold shares equal to three times the annual retainer plus the value of the annual share-based compensation. Existing directors had five years from the date of this policy change to accumulate the additional share-based portion of ownership.

All directors, except Mr. Leiker, exceed the ownership requirement. Mr. Leiker was appointed on December 3, 2012 and is required to accumulate the required number of shares by December 3, 2017, in accordance with the policy.

2012 Aggregate Share Awards

Position	Grant Date	Share Awards (#)	Base Price [1] ($)	Value ($)
Board Chairman	March 30, 2012	3,729	47.47	177,016
Non-Executive Directors	March 30, 2012	14,990	47.47	711,575

Note:

1.	The five-day weighted average trading price of shares on the TSX for the five days before March 30, 2012.

More information on individual share awards can be found on page 40.

Share Awards and Value

Vermilion’s compensation philosophy is to pay for performance. When Vermilion’s corporate performance is at top quartile levels when measured against comparative peer companies, directors will achieve overall compensation (retainers, meeting fees and share awards) at top quartile levels.

All share awards granted to directors are made under the VIP and are subject to the performance factors described on page 68. The award date value of share awards in the table below assume a performance factor of one times the amount granted as the performance factor has not been established for future years. The value of shares on the last trading day of 2012 (December 31, 2012) was calculated using the closing price of the shares on the TSX on that date of $51.97.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 39

Share Awards and Value Table

The table below lists share awards made to directors that remain outstanding as at December 31, 2012:

Director	Award Date	Vesting Date	Award Price ($)	Not Vested (#)	Award Date Value [1] ($)	Dec. 31/12 Value [2,3,5] ($)
Macdonald	March 30, 2012	April 1, 2015	47.47	3,729	177,016	257,749
	April 1, 2011	April 1, 2014	49.98	3,541	176,979	276,039
	April 1, 2010	April 1, 2013	35.34	5,008	176,983	476,286
	Total			12,278	530,978	1,010,074
Davidson	March 30, 2012	April 1, 2015	47.47	2,998	142,315	207,222
	April 1, 2011	April 1, 2014	49.98	2,847	142,293	221,938
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	382,893
	Total			9,871	426,887	812,053
Ghersinich	March 30, 2012	April 1, 2015	47.47	2,998	142,315	207,222
	April 1, 2011	April 1, 2014	49.98	2,847	142,293	221,938
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	382,893
	Total			9,871	426,887	812,053
Killi	March 30, 2012	April 1, 2015	47.47	2,998	142,315	207,222
	April 1, 2011	April 1, 2014	49.98	2,847	142,293	221,938
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	382,893
	Total			9,871	426,887	812,053
Leiker [4]
Madison	March 30, 2012	April 1, 2015	47.47	2,998	142,315	207,222
	April 1, 2011	April 1, 2014	49.98	2,847	142,293	221,938
	April 1, 2010	April 1, 2013	35.34	4,026	142,279	382,893
	Total			9,871	426,887	812,053
Marchant [6]	March 30, 2012	April 1, 2015	47.47	2,998	142,315	207,222
	April 1, 2011	April 1, 2014	49.98	2,847	142,293	221,938
	April 1, 2010	April 1, 2013	35.34	4,361	154,118	414,753
	Total			10,206	438,726	843,913

Notes:

1.	Value of share awards on the award date, which does not include the value of reinvested distributions or dividends and assumes a performance factor of one times.
2.	The value as at December 31, 2012 was based on the day’s closing price of shares on the TSX of $51.97 and it does not include the value of reinvested distributions or dividends.
3.	In determining the value as at December 31, 2012, an average performance multiple was applied as follows:
a.	Shares awards vesting in 2015: 2 for 2012,1 for 2013, 1 for 2014 for an average of 1.33.
b.	Shares awards vesting in 2014: 1.5 for 2011, 2 for 2012, 1 for 2013 for an average of 1.50.
c.	Shares awards vesting in 2013: 2 for 2010, 1.5 for 2011, 2 for 2012 for an average of 1.83.
4.	Mr. Leiker joined the Board on December 3, 2012 and as of March 15, 2013, did not hold any share awards. In accordance with our annual program, Mr. Leiker is expected to receive a new hire share award grant as of April 1, 2013 to vest annually in one thirds.
5.	All vested share awards were paid out or distributed prior to December 31, 2012.
6.	Dr. Marchant received a new hire grant in April 2010 upon joining the Board which vests over three years. The first and second vesting occurred April, 2011 and April, 2012 respectively.

Share Awards Vested During 2012

Director	Award Date	Vesting Date	Award Price ($)	Number Vested (#) [2]	Award Date Value [1] ($)	Vesting Date Value [2] ($)
Macdonald	April 1, 2009	April 1, 2012	27.35	11,715	178,596	551,542
Davidson	April 1, 2009	April 1, 2012	27.35	9,418	143,588	443,399
Ghersinich	April 1, 2009	April 1, 2012	27.35	9,418	143,588	443,399
Killi	April 1, 2009	April 1, 2012	27.35	9,418	143,588	443,399
Leiker [3]	-	-	-	-	-	-
Madison	April 1, 2009	April 1, 2012	27.35	9,418	143,588	443,399
Marchant	April 1, 2010	April 1 ,2012	35.91	7,836	144,574	368,919

Notes:

1.	Value of share awards on the award date which does not include the value of reinvested distributions or dividends.
2.	“Number Vested” is calculated by multiplying the number of share awards vested (including reinvested distributions and/or dividends) by the performance multiple; “Vesting Date Value” is calculated by multiplying the “Number Vested” by the vesting price of $47.08 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2012).
3.	Mr. Leiker was appointed to the Board of Directors on December 3, 2012; no share awards vested in 2012.

Page 40 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

Limitation on Equity Compensation for Directors

Currently under our VIP, the maximum number of common shares from treasury to be delivered to non-employee directors upon vesting of share awards is limited to the greater of $100,000 per annum and 0.50% of our common shares issued and outstanding immediately prior to the vesting date. In accordance with a recommendation from ISS, we are recommending that the VIP be amended to change this limit to be the lesser of the amounts stated (see page 20 for more details). There is no limit on common shares acquired through the TSX that may be delivered to non-employee directors upon vesting of share awards.

Since 2010, we have been managing the issuance from treasury based on the lesser of the two limits for all new share award grants. Vested values over and above the limitations (if applicable) will be acquired through the TSX or paid in cash. Grants made in 2009 and 2010 will continue to be funded through issuances of shares from treasury.

Equity Ownership Changes

The following table sets out the changes to the number and value of shares held by each of the directors since March 15, 2012. It does not include unvested share awards under the VIP. The multiple of retainer plus the value of the annual share-based compensation below reflects the change to policy introduced March 1, 2012.

					Total Equity at Risk (March 15, 2013)
Director	Shares March 15, 2013 (#)	Shares March 15, 2012 (#)	Net Changes (#)	Value [1] ($)	Multiple of Retainer Plus Annual Share Based Entitlement	Meets Ownership requirement
Macdonald	60,545	62,450	(1,905)	3,150,156	10.7 times	Yes
Davidson	28,635	29,932	(1,297)	1,489,879	8.2 times	Yes
Ghersinich	47,270	64,164	(16,894)	2,459,458	13.1 times	Yes
Killi	64,157	38,457	25,700	3,338,089	20.2 times	Yes
Leiker [2]	-	-	-	-	0.0 times	Has until December 3, 2017
Madison	30,692	25,459	5,233	1,596,905	9.2 times	Yes
Marchant	13,122	7,976	5,146	682,738	4.1 times	Yes

Notes:

1.	Calculated based on the total number of shares on March 15, 2013 multiplied by $52.03 (the TSX closing price on March 15, 2013).
2.	Mr. Leiker has until December 3, 2017 to accumulate the required number of shares based on the ownership requirement. In accordance with our annual program, Mr. Leiker is expected to receive a new hire share award grant as of April 1, 2013 to vest annually in one thirds.

Vermilion Proxy Circular  ■  Director Nominees and Compensation  ■  Page 41

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Page 42 ■ Director Nominees and Compensation ■  Vermilion Proxy Circular

Board and Committees

Board

Outside of special meetings, Board members meet four times per year. Expectations around attendance and conflict of interest are addressed in the Board terms of reference and guidelines and our Code of Business Conduct and Ethics.

Independence

All of the members of our committees are independent in accordance with our Independence Standards.

Audit

Audit and audit-related fees were 100% of the total fees Vermilion paid to the independent auditors in 2012.

The Committee recommends the reappointment of Deloitte LLP as auditors.

Governance and Human Resources

The Committee annually reviews governance practices and policies.

To determine executive compensation, the Committee uses market data available from peers’ public disclosure as well as survey information from Mercer (Canada) Limited, a human resources consulting firm.

Health, Safety and Environment

The Committee received regular reports on the audits of our health, safety and environment systems completed throughout the year.

Independent Reserves

The Committee reviewed and recommended our 2012 reserves and related oil and gas disclosures to the board.

Vermilion Proxy Circular  ■  Board and Committees  ■  Page 43

Board of Directors

From left to right – Larry Macdonald, Chairman; Kenneth Davidson; Lorenzo Donadeo; Claudio Ghersinich and Joseph Killi.

From left to right – Loren Leiker; William Madison; Timothy Marchant and Robert Engbloom, Corporate Secretary.

The Board’s primary responsibility is to foster the long-term success of Vermilion, consistent with the Board’s responsibility to the shareholders to maximize shareholder value.

Page 44 ■ Board and Committees ■  Vermilion Proxy Circular

Audit Committee

Left to right - Davidson, Chairman; Ghersinich; Killi; Macdonald and Madison.

The Audit Committee assists the board to fulfill its oversight responsibilities by reviewing; financial information to be provided to shareholders and others, internal control systems established by management and the board and all audit processes.

All members of the Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. Messrs. Davidson, Ghersinich, Killi, Macdonald and Madison are audit committee financial experts.

In 2012, the Committee:

✓	Recommended, following review of the 2012 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.
✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and, (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.
✓	Met separately with management and the external auditors to discuss the December 31 audited consolidated financial statements before recommending that the board adopt the statements and include them in the annual report.
✓	Discussed independence and other matters required under Canadian and U.S. regulations with the external auditors.
✓	Recommended, following review, the quarterly and year end consolidated financial statements.
✓	Approved or pre-approved all services provided by the external auditors.
✓	Reported to the board on risk assessment and risk management effectiveness.
✓	Approved the contents of this report and recommended to the board that it be included in this circular.

✓	Reviewed and recommended a secondary listing of the Company’s common shares on the NYSE. Shares were listed effective March 12, 2013 under the ticker symbol “VET”.

Vermilion Proxy Circular  ■  Board and Committees  ■  Page 45

Audit Fees

Type of fee	Billed in 2011 ($)	Billed in 2012 ($)	Billed in 2012 (%)
Audit fees [1]	1,093,739	1,372,994	100
Tax fees[2]	25,716	0	0
Total annual fees	1,119,455	1,372,994	100

Notes:

1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of our financial statements for the years ended December 31, 2012 and 2011, fees for the review of our quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements. Fees also include review of non-routine regulatory filings such as short-form prospectus and business acquisition reports.
2.	Tax fees consist of fees for tax compliance services, tax advice and tax planning.

Submitted on behalf of the Audit Committee:

W. Kenneth Davidson, Chairman

Claudio A. Ghersinich

Joseph F. Killi

Larry J. Macdonald

William F. Madison

Page 46 ■ Board and Committees ■  Vermilion Proxy Circular

Governance and Human Resources Committee

Left to right - Macdonald, Chairman; Davidson; Killi and Marchant.

The Governance and Human Resources Committee assists the board to review and develop governance practices and processes including; recommending processes that enhance board effectiveness, leading recruitment and ongoing development of directors. This committee also assists the board to fulfill its human resource and compensation responsibilities and to establish a succession and development plan for the President and CEO and senior management.

All members of the Committee are independent (as assessed in accordance with our Independence Standards). None of the committee members are currently serving as private sector executives within the energy industry, with the exception of Mr. Macdonald who is currently the CEO of Point Energy Inc., a private company that is not included in our peer group. Our terms of reference do not limit the number of current CEOs who may sit on the Committee. However, whether a director was a CEO, particularly of a company in our peer group, would be considered in deciding whether to recommend him for appointment to the Committee.

The members of the Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. As Executive Vice President, Risk Management, for Canadian Imperial Bank of Commerce, Mr. Davidson was responsible for overall risk management at the Bank, including compensation risk management. Dr. Marchant is currently the Executive Chairman for Anatolia Energy Corporation. The board is satisfied that the Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.

In 2012, the Committee:

✓	Reviewed all terms of reference for the committees and the board.
✓	Conducted search and nominated to the board a new director, Mr. Leiker, who is providing guidance and oversight to Vermilion’s conventional and unconventional initiatives.
✓	Advised on senior management recruitment.
✓	Reviewed the adequacy and form of directors’ compensation for 2012.
✓	Evaluated Vermilion’s compensation and incentive programs for 2012 and recommended that the board approve the programs.
✓	Assessed executive management’s performance.
✓	Analyzed and recommended executive compensation for 2012 to the board.
✓	Monitored succession planning and talent management practices to ensure continued strength in senior leadership and critical positions.
✓	Assessed and recommended corporate performance for 2012 to the board.

The Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer (Canada) Limited (“Mercer”), a human resources consulting firm, to evaluate executive compensation.

Vermilion Proxy Circular  ■  Board and Committees  ■  Page 47

The Committee is authorized to use its own outside consultant whenever it chooses. In 2012, a consultant was not employed independently by the board, but was contracted by management to review the structure of the annual bonus program. To evaluate our pay for performance and our incentive plans, ISS’ consulting group was engaged by management in August, 2012, as well as Governance Studio in May, 2012 to advise on governance trends and disclosure for the 2013 circular. Recommendations were then reviewed by the Board.

Compensation Work Plan

The Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. In addition to the compensation activities, the Committee ensures it has continuous oversight on governance duties and responsibilities through review of new developments in governance practice at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to board for approval.	✓			✓	Review, approve
President and CEO performance evaluation including performance as compared to strategic objectives and feedback survey from the individual board members.	Review President and CEO performance.	✓				Review, approve
President and CEO compensation (including salary, bonus and long-term incentives).	Recommend President and CEO compensation to board for approval in light of performance evaluation.	✓				Review, approve
Assessment of compensation Risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the board for approval.	✓				Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.	✓	✓	✓	✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to board.	✓			✓	Review, approve

Say on Pay

The Committee continued to monitor the current status and format of advisory votes on executive compensation when deciding whether to adopt say on pay vote in 2012. As there are a wide variety of formats, limited information on the impacts of the vote and strong support by shareholders for our directors and our compensation structure, the Committee has decided to continue monitoring the issue.

The Committee is satisfied that compensation practices of Vermilion are reasonable and appropriately linked to our commitment to shareholders, through the use of performance-based incentives, balanced scorecard evaluations and industry peer comparisons using publicly available compensation data and data from external consultants. We invite you to contact the Committee (see Communicating with the Board on page 12) if you have concerns related to our compensation programs.

Committee Approval

The Committee has reviewed and discussed the governance and compensation disclosure in this document and has recommended to the board that it be included in this circular.

Submitted on behalf of the Governance and Human Resources Committee:

Larry J. Macdonald, Chairman

W. Kenneth Davidson

Joseph F. Killi

Dr. Timothy R. Marchant

Page 48 ■ Board and Committees ■  Vermilion Proxy Circular

Health, Safety and Environment Committee

Left to right - Madison, Chairman; Ghersinich; Macdonald and Marchant.

The Health, Safety and Environment Committee assists the board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards.

All members of the Committee are independent (as assessed in accordance with our Independence Standards).

In 2012, the Committee:

✓	Reported to and advised the Board on matters related to Health, Safety and Environment.
✓	Made recommendations on Health, Safety and Environment policy.
✓	Reviewed internal communication methods for sharing Health, Safety and Environmental data and information.
✓	Reviewed and monitored the effectiveness of Vermilion’s Health, Safety and Environment key programs, receiving reports from management on key performance indicators and the prevention or mitigation of risks, including insurance benefits.
✓	Recommended the Health Safety and Environment strategic plan.
✓	Assessed operational readiness and risk mitigation plans for significant potential operational incidents.
✓	Reviewed and determined that major safety events were properly reported and investigated.
✓	Recommended Health, Safety and Environment Leadership training program.
✓	Met independently with Management representative responsible for Health, Safety and Environment at Vermilion.
✓	Approved the contents of this report and recommended to the Board that it be included in this circular.

Submitted on behalf of the Health, Safety and Environment Committee:

William F. Madison, Chairman

Claudio A. Ghersinich

Larry J. Macdonald

Dr. Timothy R. Marchant

Vermilion Proxy Circular  ■  Board and Committees  ■  Page 49

Independent Reserves Committee

Left to right - Ghersinich, Chairman; Leiker; Macdonald; Madison and Marchant.

The Independent Reserves Committee provides the board with a mechanism to review our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

All members of the Committee are independent (as assessed in accordance with our Independence Standards).

In 2012 the Committee:

✓	Communicated regularly with management to ensure that all reserves and resources evaluations and reports were properly handled.
✓	Monitored Vermilion’s projected annual reserves and production performance.
✓	Met separately with management and the independent engineering firm evaluating reserves and resources to discuss the evaluation prior to the recommendation to the board.
✓	Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves and resources to the board.
✓	Considered and discussed with management the corporate estimates of finding, development and acquisition costs for annual activities.
✓	Received and discussed the reserves and resource reports and the corporate summary of reserves and future cash flows with management and the independent engineering firm.
✓	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.
✓	Completed reserves due diligence questionnaire.
✓	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.
✓	Assessed the treatment of reserves for the Cardium tight oil resource play.
✓	Approved the contents of this report and recommended to the board that it be included in this circular.

Submitted on behalf of the Independent Reserves Committee:

Claudio A. Ghersinich, Chairman

Larry J. Macdonald

William F. Madison

Dr. Timothy R. Marchant

Page 50 ■ Board and Committees ■  Vermilion Proxy Circular

Corporate Governance

External Recognition

Vermilion’s governance practices resulted in a rank of second among oil and gas companies, fourth among energy companies and 17th of 244 corporations overall in the 2012 Globe and Mail’s Board Games.

Vermilion was recognized as one of the top 25 in 2012’s Best Workplaces in Canada and France by the Great Places to Work® Institute; our operations in Netherlands and Australia also participate, but our number of employees in those countries is not large enough to meet the Great Places to Work® Institute’s ranking requirement. Participation in these programs allows us to understand employee priorities, ensure we have competitive programs and increase our external profile to allow us to attract and retain the talent we need to ensure our success.

Vermilion’s achievement of another top ranking in 2012 demonstrates to investors our commitment to the core values of Excellence, Trust, Respect and Responsibility.

Vermilion Proxy Circular  ■  Corporate Governance  ■  Page 51

Governance Philosophy

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our Shareholders and promotes effective decision making at the Board level.

We monitor Canadian and U.S. corporate governance regulations, legal requirements and disclosure trends. As a Canadian corporation with common shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and the Canadian Securities Administrators (‘‘CSA’’), and rules and listing standards applicable to "foreign private issuers" adopted by the NYSE and the U.S. Securities and Exchange Commission (‘‘SEC’’), which give effect to provisions of the Sarbanes-Oxley Act of 2002.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. As noted above, we consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the Governance and Human Resources Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the circular.

The guidelines noted above and all of the governance documents set out in red type are available in the governance section of our website.

Page 52 ■ Corporate Governance ■  Vermilion Proxy Circular

Board of Directors

The board reviews its composition regularly to ensure that we have a suitable number of directors and have the appropriate mix of backgrounds, diversity and skills to provide effective stewardship of Vermilion.

In 2012, it was decided to increase the number of directors and focus specifically on experience in resource plays, resulting in the appointment of Mr. Leiker in December, 2012.

Director and Board Chairman Independence

As assessed in accordance with our Independence Standards, seven of the eight nominees (88%) proposed for election as directors are independent, with Mr. Donadeo, our President and CEO, as the only non-independent director. Mr. Macdonald is an independent director and has been our Chairman since 2003.

Other Directorships

See page 34 for the directorships and committee appointments that our directors hold on other public companies. There are no interlocks – where two directors both serve at one company.

Meetings of Independent Directors

Our independent directors meet regularly in camera – that is, without management and without any directors who are not independent.

Board / Committee Meeting	In Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting

Independent Advice / Analysis

The independent directors may retain independent financial, legal, executive compensation and other experts at Vermilion’s expense whenever they decide they need independent advice or analysis.

Director Attendance

Our directors had a 99% attendance rate; see page 37 for complete details.

Director Resignation

See page 18 for details of our majority vote policy that requires a director to tender his resignation to the Chairman, to take effect upon acceptance by the Board, if such director receives a greater number of votes “withheld” than votes “for” such director’s election at annual Shareholder’s meeting. In addition, the Governance and Human Resources Committee reviews any situation that could impact a director’s ability to perform his duties as set out in the terms of reference and makes a recommendation to the Board on whether it is appropriate for the director to continue on the Board. The Committee will consider instances such as a change in employment that could impact independence or conflict of interest situations, poor attendance, service as a director on an increased number of boards, increased number of interlocks, changes in health or a geographic move.

Vermilion Proxy Circular  ■  Corporate Governance  ■  Page 53

Retirement Guideline

On November 5, 2009, the board adopted a retirement guideline for directors. After the age of 70, a director may not stand for re-election unless the board determines that an extension of the director’s term of service is warranted. Mr. Madison has reached age 70. The Governance and Human Resources Committee has recommended, and the Board has approved, that Mr. Madison remain for an additional term as the Board believes that his continued service based on his extensive experience and familiarity will be beneficial for Vermilion.

Terms of Reference

Terms of Reference for the positions described below are reviewed by the Governance and Human Resources Committee on an annual basis, with any updates approved by the Board.

Board

The board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The board has adopted detailed terms of reference that set out all of its responsibilities and duties. The terms of reference for the board are included as Schedule “A” on page A-1.

Individual Directors

The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, board members and the President and CEO, meeting preparation and attendance, understanding of the industry and conflict of interest.

Board Chairman

The terms of reference for the Board Chairman address working with management and managing the board, including meeting processes and the roles and responsibilities of the directors.

We have had an independent, non-executive Board Chairman since 2003. Keeping our President and CEO and Board Chairman positions separate allows the board to more effectively oversee management and enhance accountability. Having an independent Board Chairman fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

Committee Chairman

The duties and responsibilities of the chairman for each board committee are set out in our committee guidelines. These guidelines cover committee leadership and meeting processes.

President and Chief Executive Officer

The terms of reference for the President and Chief Executive Officer detail his duties and responsibilities with respect to management of Vermilion and working with the board. The primary focuses are on leadership, vision and successful implementation of our strategy.

Although we do not have a policy limiting the number of boards on which the President and CEO may sit, he (and all of our executives) must get written consent before accepting a board position with any organization.

Page 54 ■ Corporate Governance ■  Vermilion Proxy Circular

Orientation

Whenever a new director joins our board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s operations and our governance practices.

A typical orientation includes the following information and activities which are provided to a new director before their first full board meeting:

✓	Providing an orientation binder including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the board and its committees, and the expected contributions of individual directors;
✓	Providing a review of our industry sector, including analysts’ perspectives and analyst reports on Vermilion and answering questions from the director;
✓	Inviting the new director to attend a full set of meetings for all of the committees;
✓	Arranging meetings and discussions with the President and CEO and each of the Executive Vice Presidents to review our current operations before their first full board meeting;
✓	Holding a face-to-face meeting with the Board Chairman to review and answer questions about the terms of reference for board members, which includes the code of business conduct, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and
✓	Once a new director is appointed to one or more committees, the director meets with the chair of each relevant committee to review its terms of reference and responsibilities.

Continuing Education

We keep our directors up-to-date in several ways:

✓	We present reports at the quarterly board meetings that provide directors with information on matters that may impact our operations, including updates from each major area of the business: finance and accounting, investor relations, marketing, business development, operations and human resources;
✓	Quarterly reporting is supplemented by special issues updates such as new technical developments and emerging governance issues; and
✓	Directors go on site visits to see our operations first hand.

2012	Topic	Presented / Hosted By	Attended By
June 14	Geoscience Forum – Field Visit	Rob Pinckston Team Lead, Conventional Exploration	Mr. Macdonald Dr. Marchant
July 31	HSE Leadership – Building a Safety Culture	Tim Robbie Manager, HSE PBS Consulting	Messers. Ghersinich, Madison, Macdonald, Dr. Marchant

Vermilion Proxy Circular  ■  Corporate Governance  ■  Page 55

Code of Business Conduct and Ethics

We expect all of our directors, officers and employees to act with honesty and integrity. Our code of business conduct and ethics outlines a framework of guiding principles that cover:

✓	Anti-Corruption;
✓	Avoiding conflicts of interest;
✓	Complying with law;
✓	Outside business interests and conflict of interest;
✓	Corporate disclosure;
✓	Confidential information;
✓	Culture of ethical business conduct;
✓	Securities trading;
✓	Appropriate entertainment, gifts and favours;
✓	Fair dealing;
✓	Workplace conduct and safety;
✓	Responsibility for the environment and conflict of interest;
✓	Anti-bribery and anti-corruption provisions;
✓	Responsibility for upholding the code;
✓	Reporting violations of the code; and
✓	How to seek clarification.

The Governance and Human Resources Committee monitors compliance with the code ensuring visibility of the code and expectations and annual sign off. Each director, officer and employee must review and sign off on the code annually to confirm they understand the code and have complied with it. We updated the code of business conduct and ethics in 2012 to reflect certain housekeeping changes. The revised code of business conduct and ethics and terms of reference can be found on Vermilion’s website and is also available on SEDAR and on the EDGAR section of the SEC’s website.

We are not aware of any violations of the code during 2012 that would require us to file a material change report.

Culture of Ethical Business Conduct

The board has also approved a whistleblower policy to allow employees to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous e-mail directly to the Corporate Secretary. Employees can seek advice if necessary directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

Page 56 ■ Corporate Governance ■  Vermilion Proxy Circular

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2012 and to the date of this circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

Nomination of Directors

The Board, with oversight from the Chairman, is responsible for director succession planning. The Governance and Human Resources Committee, whose members are all independent, is responsible for nominating new directors in light of the size of the Board and the requirements of current directors, current and desired skills mix and the performance evaluations of the board and its members. Our goal is to continuously develop a top performing Board with diverse skills and deep expertise who add value to the business through governance oversight.

During our last director search, a list of potential board member candidates was developed. This “evergreen” list will be reviewed and updated regularly. Our director search process includes:

✓	Forming a special committee, if we decide it is needed, to assist the Governance and Human Resources Committee to find an additional director to complement the skills and expertise of the Board;
✓	Reviewing the current skills matrix and identifying the desirable skill areas for a new director;
✓	Engaging a search firm to assist with identifying candidates;
✓	Reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;
✓	Obtaining feedback from current directors on short-listed candidates;
✓	Arranging meetings with the Committee Chairman, Board Chairman and President and CEO and the top candidate to determine interest and availability; and
✓	Recommending the chosen candidate to the Board.

Diversity of our Board members is an important consideration that forms both the requirements of the potential board candidates at the onset of the selection process, but also during the recommendation of the chosen candidate. We believe that by composing a Board of diverse backgrounds and skills, Vermilion has been and will continue to be successful in problem solving, deliberating key issues and making quality decisions, in addition to expanding the pool of qualified directors.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 35 for more on our skills matrix).

Vermilion Proxy Circular  ■  Corporate Governance  ■  Page 57

Risk Oversight

One of the key roles of the Board is to provide risk oversight for Vermilion. Vermilion’s business strategy is to deliver modest annual growth in production together with a stable, reliable dividend. As such, this business model results in a low to moderate tolerance for risk as reflected in management’s approach to the business and the execution of its longer range plan.

On a macro level, Vermilion has adopted a long range plan, currently to 2020. Our business strategy, and related goals and objectives, is established with the achievement of our long range plan as the ultimate goal.

On a micro level, Vermilion identifies risks in the following categories:

✓	Operational and environmental;
✓	Regulatory and compliance;
✓	Credit and counterparty;
✓	Market and financial;
✓	Organizational;
✓	Political; and
✓	Strategic and reputational.

Risks and related mitigation strategies are reviewed on a regular basis by, and discussed with, the Board. The Health, Safety and Environment Committee of the Board reviews, in detail, risk mitigation processes adopted by Vermilion for the most significant operational and environmental risks.

The company has created a risk management committee comprised of senior executives to specifically address credit and counterparty risks as well as define the company’s hedging strategy.

With respect to financial risks, Vermilion has implemented internal controls and certifies its compliance on an annual and quarterly basis.

Other risks are managed by senior executives of Vermilion, with the appropriate risk mitigation processes and procedures adopted from time to time to minimize risk exposure wherever practicable.

The Committees of the Board receive reports from management at each regular meeting on the risk areas they oversee. The Committees report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews the plans for the future of our business to 2020, our overall risk profile and risk management systems. It determines any areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 62 for a detailed review of our compensation design consistent with the approach to risk of Vermilion.

Page 58 ■ Corporate Governance ■  Vermilion Proxy Circular

Compensation

The Governance and Human Resources Committee, whose members are all independent, is responsible for reviewing and approving compensation paid to Vermilion’s directors and officers in light of current market conditions, competitive practice, subsequent to an assessment of compensation risk, while in line with the compensation philosophy.

The Governance and Human Resources Committee terms of reference set out its full responsibilities (see page 61 for our compensation discussion and analysis and page 81 for details of executive compensation).

Compensation Consultant

The Governance and Human Resources Committee has the power to and periodically retains the services of an independent compensation consultant to provide information and recommendations on market conditions and appropriate competitive practices. The Committee did not consider that it was necessary to engage an independent consultant in 2012.

Other Committees

In addition to the Governance and Human Resources Committee, our three other standing committees are:

■	Audit, whose report is on page 45;
■	Health, Safety and Environment, whose report is on page 49; and
■	Independent Reserves, whose report is on page 50.

Visit our website at www.vermilionenergy.com for the terms of reference for all committees.

Board Assessments

The Governance and Human Resources Committee ensures that each member of the Board, the committees, the chairman and the other directors are assessed annually in light of their relevant terms of reference. Directors complete a number of different evaluations, including:

■	rating their own effectiveness and the effectiveness of each committee; and
■	evaluating the contributions of their peers in order to provide performance feedback and suggestions for improved effectiveness or contributions.

The assessments are done by way of a questionnaire conducted by the Corporate Secretary, which are treated on a confidential basis, with the results tallied on an anonymous basis for review. Cumulative results of the evaluation are analyzed by the Committee and the Board, who decide whether any changes are needed to the board’s processes, composition or committee structure. Management is advised of feedback on the board processes applicable to them.

The evaluation carried out in 2012 indicated that all individuals and groups were effectively fulfilling their responsibilities.

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Compensation Discussion and Analysis

Overview from Board Chairman

You have entrusted your investment to us, and the Board is committed to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top quartile company. Key considerations in determining executive compensation in 2012 are described below.

Compensation Objective

We connect our performance metrics to our Shareholder commitment by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion’s performance to peers.

2012 Compensation Mix

We ensure most of the compensation for our executives is variable – only earned when performance targets are met. In 2012, 82% of executive compensation was variable, where historical variable peer group compensation has averaged 73%.

Performance Evaluation

The directors review Vermilion’s performance against pre-determined targets, as well as Mr. Donadeo’s performance against agreed-upon written annual objectives. He and all of the executives need to meet their objectives to receive bonuses and long-term incentives. In 2012, most of our targets were met or exceeded, resulting in increased compensation to executives.

Ownership Guidelines

Our executives show their commitment to Vermilion by holding shares. Mr. Donadeo must hold a value equal to at least three times his base salary – he currently holds 409.0 times his base salary. He must continue to hold at least one times his base salary in shares for at least twelve months after he resigns or retires, which is an increase to the prior policy that previously required him to hold one times his base salary for only six months.

Submitted by Larry J. Macdonald, Board Chairman

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Strategy and Objectives

Our compensation philosophy and objectives are the same for all of our executives and employees, each of whom is eligible to participate in our compensation program which we believe strengthens our organizational alignment consistent with shareholder expectations. We target total compensation between median and top quartile, depending on company and individual performance.

Compensation Program Design

Our business structure and industry are complex, so our compensation program has been designed to ensure reasonable objectives are built in to encourage company growth, while ensuring outcomes are in the best interest of Vermilion and its Shareholders. Employees are rewarded based on their individual performance and impact on Vermilion’s overall success, while provided opportunities for career growth. Executives are motivated to maximize shareholder value by ensuring that a significant portion of their compensation is variable – paid only when business outcomes and financial performance objectives are met (see page 79 for details of our total compensation mix for named executive officers in the context of 2012 results and compensation).

External Factors

■	External factors exist that our executives are unable to directly influence, which impact our corporate performance.
■	We evaluate market practices and trends through external consulting firms and findings are shared with the Governance and Human Resources Committee and Board.

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Internal Factors

■	We manage our internal factors to ensure our compensation program aligns with our organization’s vision and objectives both in the near and longer term, and is within our risk tolerance.
■	These internal factors provide the foundation for how compensation decisions are made; decisions include management’s proposal, Governance and Human Resources Committee’s review and approval by the Board.

Annual Compensation Process

Establishing target compensation levels

In addition to verifying companies within the peer group against pre-established criteria, we also evaluate our corporate performance scorecard objectives against our strategic plan, establish target total direct compensation for NEOs and employees during the budget process and ensure alignment to local markets within our global compensation philosophy.

Setting target compensation mix and pay at risk

Target compensation mix is based on:

✓	Base salary;
✓	Short-term incentive (bonus payments); and
✓	Long-term incentive (VIP share awards).

As Vermilion’s NEOs directly influence Vermilion’s business results, a higher amount of their pay mix is focused on both short and long-term incentives. Incentive plans are reviewed to ensure alignment to market, and plan design “bookends” outlining minimum and maximum payouts.

Establishing performance objectives

Upon conversion from a trust to corporation, we adopted a balanced scorecard approach to measure corporate performance. This was intended to include measures broader than TSR to better reflect performance during a period where our peers were also undergoing significant change.

Our performance indicators include both standard industry metrics and internal measures of performance as compared to plans established by management and approved by the Board. Achievements of key elements of our scorecard help determine base salary, bonus and VIP pools and payouts.

Linking Pay to Performance – Stress-Testing

At the end of fiscal year, the Board evaluates Vermilion’s and CEO’s performance against pre-established metrics outlined on the corporate scorecard. Individual NEO performance is evaluated by the CEO through the performance management process.

Each NEO has an individual component when determining their annual bonus payment, while CEO performance is solely based on corporate performance. The combination of these factors influence the level of bonus payment and share awards granted pursuant to our VIP.

✓	A significant part of executive compensation is not guaranteed and changes year over year.
✓	We must deliver minimum individual and corporate performance under our bonus plan – if not, they are reduced.
✓	We balance each compensation element’s actual payout as compared to the corporate budget.

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✓	Our short-term (bonus) and long-term (share awards) incentives are aligned to the median of the market, and as Vermilion and the executive achieves exceptional or top quartile performance, overall compensation can reach top quartile levels.
✓	Our annual bonus has been designed with a maximum bonus (or cap on spending) and is measured annually.
✓	Special bonus may be provided if an employee makes a significant contribution to a project which has a significant business impact.
✓	One plan globally for executives and employees.

Determining performance-based compensation awards

Vermilion’s ultimate shareholder commitment is to increase shareholder value. To that end, we rely on a number of measures to determine compensation that aligns with that objective. We begin with evaluating company performance and then linking the compensation program to actual results achieved, particularly with respect to variable pay at risk.

We believe that key financial results, such as earnings per share, operating cash flow per share, return on equity, relative total shareholder return – share price appreciation and dividends, compared to our peers – and recycle ratio – profit per barrel divided by finding and development costs – drive our share price. To achieve financial results we believe we need to meet key operating measures, such as average production volumes, unit costs of production and total proved reserves. Our operating goals also reflect our strong commitment to health, safety and environment, through Health, Safety and Environment (“HSE”) indicator measures.

Both financial and operating goals are driven by strategic imperatives such as sustaining a robust portfolio, attracting and retaining extraordinary people, offering best in class HSE, demonstrating operating excellence and encouraging an entrepreneurial approach, while providing top quartile shareholder returns. Additional information about our achievements against these objectives starts on page 74.

Management’s analysis to support compensation recommendations include:

✓	Compensation market information relating to our peer group and the oil and gas industry in local markets;
✓	Consulting advice, compensation surveys and specific analyses purchased from Mercer. The total fees paid to Mercer for 2012 were $70,048; in 2011, Mercer’s total fees were $115,771; fees paid to Governance Studio in 2012 for assistance with understanding governance requirements and trends were $19,420;
✓	Vermilion’s performance and position against our peers;
✓	Suggestions from governance-minded organizations, such as the Canadian Coalition for Good Governance and ISS;
✓	Individual performance against stated objectives;
✓	Look forward to potential market conditions;
✓	Compensation trends and practices;
✓	Executive pay relative to TSR; and
✓	A corporate performance scorecard is used to assess overall corporate results and is a major driver in determining short and long-term incentives (bonus and share awards).

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The Governance and Human Resources Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, bonus, long-term incentives and total compensation for each executive. To ensure understanding of executive and employee’s actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios – “stress-testing” compensation – ensures that the Committee can weigh the impact of various market scenarios and make their compensation recommendations and recommend to Board for approval with that knowledge.

In consultation with the President and CEO and the Executive Vice President, People, the Governance and Human Resources Committee makes recommendations to the Board on compensation, incentives, and benefit plans for the President and CEO, the executive team and employees. The Committee may, when it feels it is necessary, get advice from an outside consultant. The Committee did not use a compensation consultant in 2012.

The Board receives a report and recommendations from the Committee and makes the final decision on compensation for all of the executives and the overall program for all employees.

Back-testing compensation

As a final step, a look back to historical results to ensure compensation program is functioning as originally intended. For example, we would review to ensure that the pay mix is appropriate for employee retention, while aligning with Vermilion’s compensation philosophy, shareholders’ expectations and requirements from regulators and good governance practices. Additionally, we also compare our compensation program and recommended results back to the market to understand our compensation position relative to Vermilion’s corporate scorecard achievements.

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Elements of Compensation

In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay-at-risk” as they are not guaranteed, but are triggered by company performance and individual achievements. These reflect pay-at-risk elements include both short-term bonus and long-term incentives. Other elements include benefits, perquisites and savings plan which are not based on individual achievements.

Total compensation
Comprised of all three elements; can move up to the top quartile if we have exceptional performance and the employee made a significant contribution.

Indirect compensation
Comprised of two elements; dependent on base salary (e.g. saving plan) or a flat amount (e.g. parking).

Base salary	Bonus[1]	Long-term incentives	Benefits and Perquisites	Savings plan
Fixed amount of money paid to an employee.	Variable amount of money paid to an employee.	Variable amount of money paid to an employee in form of share awards.	Include extended health, dental, life insurance, wellness benefit (allowance) for employee and immediate family members; and parking.	Allows employees to contribute to a registered or non-registered plan for themselves and / or spouse.
Provided for skills and knowledge employees acquire and deliver to Vermilion. Provides income certainty, while attracting and retaining employees.	Rewards employees for personal contributions and achievement of organizational objectives. Enhances retention.	Rewards employees for achievement of long-term corporate objectives. Enhances retention. Promotes sustained increases in Shareholder value, drives achievement of longer term strategy.	Benefits help maintain healthy lifestyle; parking provided as a taxable benefit only to employee for daily workday commute. Enhances retention.	Encourages ownership in Vermilion.
Targeted to market median, also look at employee's performance and internal equity.	Targeted up to top quartile, based on performance. Significant contributions can exceed top quartile.	Targeted up to top quartile, based on performance.	Targeted between market median and top quartile.	Targeted to market median.
Day-to-day.	One year.	Three years.	Day-to-day.	Day-to-day.
Provided each pay period.	Based on a percentage of eligible earnings (prorated for new hires). CEO's bonus is based on overall corporate results; EVP's on 1/3 individual and 2/3 corporate. Bonuses for executives are paid in after tax dollars, 50% in cash and 50% in shares.	Employee's grant is based on job level, overall performance and effort towards achieving Vermilion's corporate objectives. Newly hired employees have annual vesting and grant is prorated to reflect start date.	Provided each pay period.	Contributions provided each pay period, restriction on employer portion for one year.
Evaluated annually or in event of job change.	"Good" individual performance and/or corporate performance - tied to "Corporate Performance Scorecard" on page 78.	Cliff vesting. Achievement of corporate objectives, tied to "Corporate Performance Scorecard" on page 78. Share awards earn re-invested dividends and vest with a performance multiplier aligned to corporate performance.	Benefits provided only to employees; parking only provided for senior level employees.	Employee's maximum contributions of percent are matched by the company; 1.5 times to a maximum combined contribution of 17.5%.
No risk.	At risk reward.	At risk payout.	No risk.	Stock price; at risk – remain owner or incur three month penalty for withdrawal.

Note:

1.	Employee bonus plan shares are funded from treasury; 50% net of tax.

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Employee Bonus Plan

Bonuses may be paid in cash, shares or a combination of both. For 2012, the Board determined that bonuses for executives would, as is our usual practice, be paid (after taxes are deducted) half in cash and half in shares issued from treasury. The number of shares issued in payment of a bonus is calculated using the closing price on the TSX on the trading day before the bonus is granted. Executives cannot choose to defer bonuses. Shares issuable under the bonus plan may not be priced or issued during a trading blackout – a period when employees may not trade in Vermilion securities.

Further to the Meeting Matters on page 17, we have recommended Shareholders approve an amendment to the Employee Bonus Plan that would reduce the total number of shares reserved for issuance from 2,000,000 to 250,000. For 2012 bonuses, a total of 12,067 shares (or 0.69% of the shares available for future issuance) will be issued to officers and employees under the Employee Bonus Plan on March 28, 2013 from the existing reserve of 1,772,698. At the Meeting, Shareholders (excluding employee insiders) will be asked to approve these amendments to the Bonus Plan. See page 20 for further information.

Recognition of Significant Contributions

In certain limited circumstances where an employee makes significant contributions to the company, their bonus could exceed the top quartile, based on guidance provided by Towers Watson. Bonus awards of this nature in 2012 were not provided to executives.

Vermilion Incentive Plan - VIP

The VIP was approved by Shareholders on August 31, 2010 and implemented on September 1, 2010, the effective date of the conversion from a trust to a corporation. The VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of Shareholders. A summary of the VIP is set forth in Schedule “C” to the circular.

At the Meeting, Shareholders will be asked to approve all unallocated share awards under the VIP. See page 20 for further information.

The following information regarding share awards under the VIP is as of March 15, 2013.

Authorized for Issue [1] (Percentage of Outstanding)	Reserved for Future Awards (Percent of Outstanding Shares)	Total Authorized and Reserved [1] (Percent of Outstanding Shares)
7,950,949 (8.0%)	1,744,033 (1.75%)	9,694,982 (9.7%)

Note:

1.	The number of shares authorized for issue under the VIP is reduced by the number of shares reserved for issuance from treasury under our Employee Bonus Plan. See page 20 for information about the proposed amendment to the Employee Bonus Plan reserve of 250,000 to be considered by Shareholders (excluding insiders) at the Meeting.

All share awards granted to executives and directors are 100% performance-based. Other employees can chose to receive their awards as either:

■	100% of their grant as a performance-based award; or
■	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

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Restricted time-based share awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. Performance-based awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board, and are delivered to the recipient less the applicable tax withholdings.

Except with respect to new hire awards or awards upon a promotion (where they vest in one-third increments annually over three years), share awards vest on April 1 of the third year after they were granted, or in certain circumstances on a later date if Vermilion is in a trading blackout on April 1.

Once vested, all share awards are settled in shares, in cash (equal to the value of the shares) or in a combination of both, as decided by the Board. The Board determines whether shares are issued from treasury or acquired through the TSX. It has been the practice of the Board to settle all share awards in shares issued from treasury.

Canada Revenue Agency (“CRA”) requires us to withhold taxes from all security-based pay when shares are issued from treasury. Beginning in 2011, a portion of the shares received upon settlement of an employee’s vested share award is sold on the TSX to meet their tax obligation. We continue to remit on behalf of our employee’s, their tax obligation, directly to the CRA.

Corporate Performance Impact

Our balanced corporate performance scorecard reflects standard industry metrics and relevant internal measurements that we believe are key performance indicators and align that are important to our business. See page 75 for details of our Corporate Performance Scorecard.

For 2012, the Board determined that Vermilion’s performance was in the first quartile compared to our peers, so our performance factor was determined to be 2.0 times and approved by the Board.

Quartile ranking versus peers	4th Quartile	3rd Quartile	2nd Quartile	1st Quartile
Current performance factor (as of 2010)	0.0 times	1.0 times	1.5 times	2.0 times

In 2010, we were in the 1st quartile with a performance factor of 2.0 times; in 2011, our performance factor of 1.5 times, put us in the 2nd quartile. Our three-year average factor for share awards vesting in 2012 was 1.83 times.

For new hires and promotions, only the performance factor for the year before the vesting date is applied. In the second year and going forward, the performance factor for years worked at Vermilion are averaged and applied.

Requirement to Hold on Vesting

We require all executives to accumulate and maintain a minimum number of shares to demonstrate their commitment to Vermilion and alignment with our Shareholders and they must meet ownership requirements within specific timeframes. In addition to satisfying minimum ownership requirements, the President and CEO is required to hold one times his base salary in shares for 12 months after resignation or retirement.

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Securities Authorized for Issue under Equity Compensation Plans – March 15, 2013

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)		Weighted-Average Exercise Price of Outstanding Share Awards ($)		Number of Shares Remaining Available for Future Issue Under Plans (#)
All rights approved by shareholders	none		n/a		none
All share awards (VIP) approved by Shareholders	1,744,033		43.57	[1]	9,694,982	[3]
Bonus Plan	12,067	[2]	52.54	[2]	250,000	[3]
Any plans not approved by Shareholders	none		n/a		none

Notes:

1.	Weighted average of the share awards on the date of grant.
2.	Issuable on March 28, 2013 at the price of $52.54 per share.
3.	The number of shares authorized for issue under the VIP is reduced by the number of shares reserved for issuance from treasury under our Employee Bonus Plan. See page 20 for information about the proposed amendment to the Employee Bonus Plan reserve to be considered by Shareholders at the Meeting.

Benefits and Perquisites

Our benefits plan provides all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Executives have the opportunity to participate in executive health benefits, however, participation in this program is not mandatory. Costs for NEOs have been included in the Summary Compensation Table on page 87.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The Governance and Human Resources Committee reviews routinely perquisites to ensure they are appropriate and market competitive. We provide the following perquisites to the President and CEO and executive vice presidents.

Perquisite	President and CEO	Executive Vice Presidents
Parking	✓	✓
Business club membership (one)	✓	✓
Vehicle allowance	✓	✗
Executive health plan	✓	✓

Savings Plan

Funds contributed to our savings plan are used to buy Vermilion shares on the open market. The purpose of the Savings Plan is to encourage employee ownership. We believe that employees should be Shareholders. Employees are restricted for one year from selling Vermilion’s contribution of 1.5 times the employee’s contribution to a maximum of 10.5% of base earnings. Employees that sell the restricted shares lose Vermilion’s matching contribution for a three month period. In 2012, a total of 107,080 shares were purchased on the TSX in the savings plan at prices per share between $42.69 and $51.27. Our savings plan is not funded from treasury.

We do not have a pension plan for any Canadian based employees, nor do we offer any deferred benefits.

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Peer Group

Every year we review and select a peer comparator group for compensation benchmarking purposes based on discussions among the Board of Directors, management and, if used, outside consultants. Our purpose is to identify those oil and gas companies that are like us in terms of size, operations and scope.

In 2012, some companies in our peer group experienced changes, impacting our peer group size. Although our optimum peer group is 15 to 20 companies, three were acquired – Daylight Energy Ltd., NAL Energy Corporation and Progress Energy Resources Corporation and one organization - Nuvista Energy Ltd., discontinued their dividend. Despite our optimum peer group size, we were unable to replace these companies with those that met our criteria.

2012 Peer Group	Head Office Location	Revenue [1] ($)	Barrels of Oil Equivalent per Day	Assets [1] ($)	Market Capitalization [1,2] ($)
ARC Resources Ltd.	Calgary	1,389	93,546	5,627	7,550
Baytex Energy Corporation	Calgary	1,219	53,986	2,538	5,224
Bonavista Energy Corporation	Calgary	832	69,250	4,063	2,866
Crescent Point Energy Corporation	Calgary	2,695	98,751	12,132	14,158
Enerplus Corporation	Calgary	1,339	82,098	5,412	2,563
Pengrowth Energy Corporation	Calgary	1,480	85,748	7,470	2,533
Penn West Exploration	Calgary	3,235	161,195	14,491	5,176
Perpetual Energy Inc.	Calgary	176	20,150	721	170
PetroBakken Energy Ltd.	Calgary	1,105	42,784	6,439	1,973
Peyto Exploration & Development Corporation	Calgary	411	44,527	2,204	3,414
Trilogy Energy Corporation	Calgary	456	33,510	1,395	3,396
Average	Calgary	1,303	71,413	5,681	4,457
Vermilion	Calgary	1,083	37,803	3,076	5,152
Vermilion’s rank (out of 12) [3]	-	8	10	8	5

Statistical Distribution (excluding Vermilion)
25th Percentile	-	644	43,656	2,371	2,548
Median [4]	-	1,219	69,250	5,412	3,396
75th Percentile	-	1,435	89,647	6,954	5,200
Vermilion [5]	-	Median	25th Percentile	25th Percentile	75th Percentile

Notes:

1.	Revenue, assets and market capitalization are set out in millions of dollars.
2.	Market capitalization as at December 31, 2012.
3.	Rank order is from largest to smallest.
4.	Median of 2013 peer group is for the 2012 fiscal year (excluding Vermilion).
5.	We have global operations in Canada, Australia, France, Netherlands and Ireland. Figures reflect 2012 fiscal year results.

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Vermilion generated a positive return to investors of 19.6% for the year ending December 31, 2012. Over the past five years, Vermilion has generated a compound annualized return of 13.1% as compared to a peer group average of 6.8% and S&P/TSX Composite Index average of 0.8%.

Executive Ownership Guidelines

All executives demonstrate their commitment to Vermilion by holding more shares than required under our Board-approved guidelines. Executives have five years to accumulate the minimum number of shares required. The value of unvested share awards are not included in the calculation of ownership. All our executives meet ownership requirements below, with the exception of Mr. Marino who joined Vermilion on June 1, 2012. Mr. Marino has five years to comply with the ownership requirement, being June 1, 2017.

Position	Required Share Ownership	Average Share Ownership	Post-Resignation / Retirement Required Share Ownership
President and CEO	3 times base salary	409.0 times base salary	12 months
Executive vice presidents [1]	2 times base salary	13.0 times base salary	n/a

Note:

1.	Although Mr. Marino has not met ownership requirements due to his start date of June 1, 2012 with Vermilion, his average share ownership has been reflected in the average.

After the five year accumulation period, if an executive is not in compliance with the required share ownership policy, the executive has 30 calendar days to comply.

Executive Officer Clawback Provisions

Vermilion is committed to the principle that compensation paid to key executives on the basis of fraudulent or misrepresented financial information that has since been restated should be returned. However, these clawback policies are still evolving, especially in regard to how they would be enforced if the scenario arose. We will continue to track legal developments, shareholder advisory group research and industry trends in this area on an annual basis.

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Trading in Vermilion Securities

Vermilion has an insider trading policy designed to prevent insider trading and remind directors, executives and employees that they may have confidential information about us from time to time.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives and employees. Specifically, the policy:

■	provides guidelines on material information and appropriate disclosure procedures;
■	imposes blackouts on trading from one or two weeks prior to board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;
■	allows for transactional trading blackouts to be imposed from time to time for relevant personnel;
■	gives guidance on the appropriate handling of confidential information; and
■	requires that directors and certain officers report their trades in securities and any derivative transactions involving securities of Vermilion.

Vermilion monitors to ensure trading by executives and directors is in line with corporate policies. To Vermilion’s knowledge, in 2012, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.

Succession Planning

We have a succession plan for our entire executive team. We also have a leadership development program to ensure senior level employees are well prepared to take on executive positions in the future. The leadership development program includes:

■	internal leadership development to enhance knowledge of the company, industry and key leadership skills. This program is delivered in all our countries of operation; and
■	enrollment in relevant university or executive leadership programs.

The Governance and Human Resources Committee is responsible for:

■	reviewing our talent pool and succession plan on an ongoing basis; and
■	ensuring the succession plan is presented to the Board each year.

The Board ensures that directors have opportunities to get to know those employees who have been identified as potential executives. Those employees make presentations to the Board and are invited to functions where they can interact with the directors informally.

President and Chief Executive Officer Review

The Governance and Human Resource Committee oversees the performance review of the President and CEO. The table on page 74 shows Vermilion’s achievements under Mr. Donadeo’s leadership in 2012. Additional information on his personal achievements are set out on page 82.

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2012 Results and Compensation Impacts

Strategic Objectives

Our strategic objectives in 2012 were to:

✓	Continuously enhance stakeholder confidence by delivering top quartile shareholder returns;
✓	Develop and sustain a robust portfolio;
✓	Demonstrate operational excellence;
✓	Deliver best-in-class Health, Safety and Environment performance;
✓	Offer a workplace of choice to attract and retain extraordinary people; and
✓	Provide an efficient and profitable corporate structure through an entrepreneurial approach.

Our success in executing our strategy ties directly to our compensation in the short-term and the long-term.

Alignment of Executives and Shareholders

Management ownership is 4.2% of outstanding shares.

Highlighted Short-term Strategic Success

In 2012, we generated a total return of 19.6% for our investors, placing us first amongst our peer group while significantly outpacing the S&P/TSX Composite and Energy Indices.

Highlighted Long-term Strategic Success

In 2012, we remained positioned to deliver strong operational and financial performance. Performance of all geographic areas met our expectations and contributed to our achievement of 7% growth in full year average production. Key strategic successes in 2012 include:

✓	Significantly grew Canadian Cardium light oil production to more than 7,600 boe/d in 2012, doubling 2011 average production, and continued to achieve meaningful reductions in well costs.
✓	Continued to build our Duvernay liquids-rich gas natural gas resource play position in Canada to 270 net sections of undeveloped land. During 2012, we completed two vertical appraisal wells.
✓	Increased exposure to Brent-based crude production through the completion of two acquisitions in France which added more than 2,850 boe/d of incremental volumes.
✓	Commenced Corrib tunneling activities in Ireland. The project is anticipated to produce first gas in late 2014 or early 2015 and to reach peak production levels in mid-2015.

Longer term, we continue with our new growth initiatives to identify and capture new and emerging unconventional resource development opportunities with potential to deliver meaningful production and reserves growth through 2020 and beyond.

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2012 Strategic Plan Performance

To determine base salaries, bonuses and long-term incentives for executives we consider our achievements during the year compared to our long-term strategic plan and our corporate performance scorecard. This allows us to measure annual results compared to common industry metrics and our annual strategic plan. Achievements on the six components of our strategic plan and the named executive officers (who we refer to as “executives” in this document) responsible are shown below.

Strategic Plan	Achievement	Executives
1. Top Quartile Shareholder Returns

✓ Ranked first in peer group for TSR with a total return to investors of 19.6% for the year, compared to a peer group average of -21.5%, excluding Vermilion.

✓ Announced increase in monthly cash dividend to $0.20 per share, which is a 5.3% increase. This increase became effective for the January 2013 dividend paid on February 15, 2013.

✓ Closed 2012 with net debt of $677.2 million and a net debt to annualized fourth quarter 2012 fund flows from operations ratio of 1.2 times.

✓ Donadeo ✓ Hicks
2. Robust Portfolio

✓ Continued appraisal of emerging Duvernay liquids-rich natural gas resource play including completion of two vertical appraisal wells, in addition to increasing land position.

✓ Continued progression of New Growth Initiatives which target the identification and capture of meaningful unconventional resource related exploration exposure in Canada, Europe and Australia.

✓ Significantly grew Cardium light oil production in Alberta which averaged more than 7,600 boe/d in 2012, doubling 2011 average production, and continued to achieve meaningful reductions in well costs.

✓ Donadeo ✓ Donovan ✓ Marino
3. Operational Excellence

✓ Achieved 7% growth in full year average production to 37,803 boe/d in 2012 as compared to 35,202 boe/d in 2011.

✓ Increased total proved plus probable (“2P”) reserves by 12.7% to 164.9 million boe. Reserve-life index increased to 12.5 years, from 10.9 years in 2011, based on year-end 2012 2P reserves and annualized fourth quarter 2012 production.

✓ Replaced 234% of 2012 total production, adding 32.5 million boe of 2P reserves with 19.2 million boe (59%) of 2P reserves additions coming from exploration and development activities and 13.2 million boe (41%) of 2P reserves additions through acquisitions.

✓ Donadeo ✓ Marino
4. Best in Class Health, Safety and Environment (HSE)

✓ Continuous improvement in leading and lagging indicators on standard industry measures such as emergency response exercises and lost time incidents. See notes on page 75. [1,2]

✓ Introduction of a global HSE leadership program intended to enhance safety culture across all of our operations and functions.

✓ Drilling and completions teams explored ideas to recycle produced or flow-back water for new fracs that reduce disposal costs, while helping the environment by reducing fresh water needs.

✓ Donadeo ✓ Marino
5. Extraordinary People

✓ We continue to rank amongst the top 25 companies in Best Places to Work® in both France and Canada, consistent with 2011 and 2010.

✓ Record recruiting activity in 2012 to continue to build the strength of technical teams in all jurisdictions. Over 120 new people joined Vermilion, including a number of senior leaders.

✓ Recognition in 2012 Globe and Mail’s Board Games survey ranking 4th among oil and gas companies and 17th among Canadian corporations

✓ Donadeo ✓ Jasinski
6. Entrepreneurial Approach

✓ The marketing group commenced shipping oil volumes on U.S. pipelines as a means of capturing incremental value resulting from the price differentials in the North American market.

✓ Internal operational efficiencies in several departments resulted in significant cost reductions.

✓ Donadeo ✓ Hicks ✓ Donovan

Page 74 ■ 2012 Results and Compensation Impacts ■ Vermilion Proxy Circular

2012 Performance - Corporate Scorecard

Our corporate performance scorecard indicators include both standard industry metrics and internal measures of performance which are compared to plans established by management and approved by the Board of Directors each year. In addition to considering our performance relative to our strategic plan, achievements on the key elements of our corporate performance scorecard help determine base salary, bonus and long-term incentive pools.

Category	Measure	Description	Results
Market	Relative Total Shareholder Return (TSR)	Annual TSR compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.

Outperformed

Generated a positive total return to investors of 19.6% for the year ending December 31, 2012 as compared to a peer average excluding Vermilion of -21.5% and S&P/TSX Composite Index total return of 7.2%. Over the past five years, Vermilion has generated a compound annualized total return of 13.1%, as compared S&P/TSX Composite Index total return of 0.8%.

Financial and Operational	Production per share growth	This is an indicator of our ability to maintain or grow production on a per share basis. It is calculated on both an absolute and a debt-adjusted basis.

Performed

Maintained flat production per share on a year over year basis.

Vermilion announced the approval of a 5.3% increase in the monthly cash dividend to $0.20 per share for the January 2013 dividend, which was paid on February 15, 2013. This was the second increase to the dividend since its initiation in 2003. Vermilion has never reduced its dividend.

Significantly grew Cardium light oil production to more than 7,600 boe/d in 2012, doubling 2011 average production, and continued to achieve meaningful reductions in well costs.

Announced a significant position in the emerging Duvernay liquids-rich natural gas resource play and completed two vertical appraisal wells during 2012.

Increased exposure to Brent-based crude oil production through the completion of two separate acquisitions in France.

Commenced tunneling activities in Ireland related to the Corrib project’s onshore pipeline.

	Finding and Development cost	Cost of growing our reserves through development and capital spending. Measures the ability to replace reserves through the drill bit with results compared to approved budget targets.	Outperformed Reduced finding and development costs for 2P reserves as compared to 2011 results, on a one-year, three-year, and five-year basis.
	Health, Safety and Environmental Performance (HSE)	Year-end performance is measured against an industry typical set of leading [1] and lagging [2] indicators. These measures are reflective of responsible, safe and sustainable operations.	Performed Better than benchmarks during a period of significant growth in operations.
Strategy	Execution of Strategic Plan and delivery on Corporate Objectives	Achievement of long-term goals within each of the six components of our strategic plan.	Outperformed See discussion of achievements on page 74.

Notes:

1.	Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercises.
2.	Lagging indicators (outcomes) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

Vermilion Proxy Circular  ■  2012 Results and Compensation Impacts  ■  Page 75

Board Discretion

The Board was satisfied that the results of its evaluations of company performance, individual executive performance and compensation levels as compared to industry peers both for the executive and the company overall, resulted in appropriate compensation for 2012. It did not feel that it was necessary to use its discretion to add any other factors to the analysis or to adjust compensation program results either downward or upward.

Performance Graph

This graph compares the performance of Vermilion over the last five years (including dividends) to the S&P/TSX Composite Index, the S&P 500 Composite Index and the S&P 500 Energy Index, each starting with an investment of $100 at the end of 2007.

We have significantly outperformed the listed indices over the five-year period beginning December 31, 2007.

	2008	2009	2010	2011	2012
Vermilion Energy	-19.7%	37.8%	49.6%	3.1%	19.6%
S&P/TSX Composite Index (Total Return)	-33.0%	35.1%	17.6%	-8.7%	7.2%
S&P/TSX Composite Index	-35.0%	30.7%	14.4%	-11.1%	4.0%
S&P 500 Composite Index	-38.5%	23.5%	12.8%	0.0%	13.4%
S&P 500 Energy Index	-35.9%	11.3%	17.9%	2.8%	2.3%

Page 76 ■ 2012 Results and Compensation Impacts ■ Vermilion Proxy Circular

Named Executive Officer Compensation Trends

Note:

1.	The aggregate NEO compensation amounts are different from those in the summary compensation table for 2009, 2010 and 2012 as there were different executives in the years shown.

The bar chart shows the trend in total compensation paid to our NEOs. Total compensation tracks closely to the strength of our performance.

In addition to peer comparisons, significant accomplishments outlined in the strategic results for and the corporate performance scorecard for each executive were reflected in the 2012 bonus and long-term incentive awards.

Vermilion Proxy Circular  ■  2012 Results and Compensation Impacts  ■  Page 77

Cost of Management Ratios

We evaluate cost of management on a long-term basis relative to key metrics and believe our total cost is aligned with our goal of providing long-term shareholder value. Below is a chart that illustrates total NEO compensation as a percentage of financial measurements of the business.

Note:

1.	The aggregate NEO compensation amounts are different from those in the summary compensation table as there were different executives in the years shown.

Page 78 ■ 2012 Results and Compensation Impacts ■ Vermilion Proxy Circular

Total Compensation Mix

Note:

1.	NEO compensation mix includes President and CEO, as well as all Executive Vice Presidents.

2012 Actual Compensation Mix

NEO	Base Salary Rate	Bonus	Share Awards	Savings Plan
Donadeo	17.05%	24.09%	57.09%	1.77%
Hicks	21.49%	24.27%	52.00%	2.24%
Marino	10.74%	8.37%	80.23%	0.66%
Donovan	23.53%	17.08%	56.94%	2.45%
Jasinski	21.70%	22.89%	53.15%	2.26%

At-risk Compensation

	Target At-risk Compensation [1]		Actual At-risk Compensation [1]
Position	Bonus Target	Share Awards Target	2012 Bonus	2012 Share Awards
President and CEO	75%	205%	188%	163%
Executive vice presidents (excluding CEO)	60%	175%	121%	227%

Note:

1.	All amounts are as a percentage of base salary.

Vermilion Proxy Circular  ■  2012 Results and Compensation Impacts  ■  Page 79

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Page 80 ■ 2012 Results and Compensation Impacts ■ Vermilion Proxy Circular

Executive Compensation

Named Executive Officers

Lorenzo Donadeo	President and Chief Executive Officer
Curtis Hicks	Executive Vice President and Chief Financial Officer
Anthony Marino	Executive Vice President and Chief Operating Officer
John Donovan	Executive Vice President, Business Development
Mona Jasinski	Executive Vice President, People

President and Chief Executive Officer

Mr. Donadeo’s base salary and annual cash incentive, totaling $1,110,000 for 2012, was competitive within the range of our peer group. His annual bonus of $650,000 was based on Vermilion’s performance for the year.

Cost of Management Ratio

In the last five years Vermilion’s market capitalization increased by 60.4%. For the same period, the cost of management ratio averaged 0.2% of total market capitalization.

Total Compensation

In 2012, the total compensation paid to all executives was $10,053,357.

Ownership & Equity at Risk

Our executives’ equity ownership greatly exceeds the guidelines set by the board. The President and CEO holds 409.0 times his annual base salary in equity or $188.1 million. He is only required to hold three times. He must continue to hold at least one times his base salary in shares for at least twelve months after retirement or resignation.

Each of the other NEOs has more than $1,255,432 of equity at risk or five times base salary except Mr. Marino who commenced his employment on June 1, 2012. The average of executives’ equity at risk is 13.0 times. Our ownership requirement for these individuals is two times base salary.

Termination Obligations

If we had a change of control on December 31, 2012, our executives would have been entitled to receive a total of approximately $7.31 million.

Vermilion Proxy Circular  ■  Executive Compensation  ■  Page 81

Executive Biographies

Lorenzo Donadeo President and Chief Executive Officer | Age 57 | Calgary, Alberta, Canada
As President and Chief Executive Officer, Mr. Donadeo is responsible for Vermilion’s overall leadership and vision, in conjunction with our Board of Directors. This includes managing the overall business of Vermilion, while managing risk to create long-term sustainable value for our shareholders.
Experience:	✓ Vermilion – 19 years ✓ Industry – 30+ years

Biography

Mr. Donadeo brings more than 30 years of experience in the oil and gas business, including mergers and acquisitions, production, exploitation, field operations and gas marketing in Western Canada and internationally in Australia, France, the Netherlands, Trinidad and Tobago.

He was one of the founders of Vermilion in 1994 and currently serves as President and Chief Executive Officer (since 2003). Mr. Donadeo and was Executive Vice President and Chief Operating Officer when Vermilion made its international forays into France in 1996 and Trinidad and Tobago in 1999 through Aventura Energy Inc. Mr. Donadeo was the President and CEO of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

2012 Key Achievements

In determining Mr. Donadeo’s compensation for 2012, the board considered a variety of factors including:

✓	Led Vermilion to a 19.6% total return, a top quartile result as compared to peers;
✓	Named a TopGun CEO by Brendan Wood due to leadership, performance and international reputation amongst investors; and
✓	Established long-term strategy for Vermilion to 2020 which complements our existing business plan to expand our portfolio of organic growth opportunities and target average annual production growth of 5% while providing a reliable and potentially growing dividend.

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Base salary rate	460,000	435,000	428,900	1,323,900
Bonus (short-term incentive)	650,000	500,000	815,000	1,965,000
Share awards value (long-term incentive)	1,540,022	1,500,000	1,904,967	4,944,989
Savings plan benefit [1]	47,644	45,515	44,604	137,763
Other compensation [2]	16,106	15,675	14,289	46,070
Total	2,713,772	2,496,190	3,207,760	8,417,722

Share Ownership
2013 Equity at risk [3]	Share ownership	Guideline	Multiple of Base Salary	Meets ownership requirements
$188,146,672	3,616,119	Three times annual base salary [4]	409.0 times	Yes

Notes:

1.	Contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
2.	Other compensation includes parking fees and vehicle allowance.
3.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.
4.	Mr. Donadeo must continue to hold at least one times his base salary in shares for at least twelve months after he resigns or retires.

President and CEO Look-Back Total Take

Mr. Donadeo’s total compensation earned since he became President and CEO on January 22, 2003 is $25.63 million. Over the same period, Vermilion’s market capitalization increased by $4.15 billion. His total compensation is 0.62% of the increase in market capitalization.

Page 82 ■ Executive Compensation ■ Vermilion Proxy Circular

Curtis W. Hicks Executive Vice President and Chief Financial Officer | Age 55 | Calgary, Alberta, Canada
As Executive Vice President and Chief Financial Officer, Mr. Hicks is responsible for Vermilion’s global risk, tax, investor relations, insurance, treasury and financial reporting functions.
Experience:	✓ Vermilion – 10 years ✓ Industry – 30+ years

Biography

Mr. Hicks brings more than 30 years of industry experience, primarily in the financial area of oil and gas operations, as well as property and corporate acquisitions.

From 2000 to 2003 he was Vice President, Finance, and Chief Financial Officer with NAL Oil & Gas Trust, prior to this, he was Chief Executive Officer of Caravan Oil & Gas Ltd. from 1998 to 2000. He began his career with ELAN Energy Inc. in 1983, serving as their Vice President Finance and Chief Financial Officer as ELAN grew from 200 bbls/d to over 35,000 bbls/d.

Mr. Hicks is a chartered accountant. He has a Bachelor of Commerce degree (with distinction) from the University of Saskatchewan.

2012 Key Achievements

In determining Mr. Hicks' compensation for 2012, the board considered a variety of factors including:

✓	Stewarded a 5.3% increase in the monthly dividend to $0.20 per share effective January 13, 2013 for the January dividend paid February 15, 2013;
✓	Named a TopGun CFO by Brendan Wood due to leadership, performance and international reputation amongst investors; and
✓	Team participated in over 350 meetings with investors.

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Base salary rate	310,000	300,000	286,000	896,000
Bonus (short-term incentive)	350,000	500,000	425,000	1,275,000
Share awards value (long-term incentive)	750,026	750,000	1,087,871	2,587,897
Savings plan benefit [1]	32,288	31,133	29,348	92,769
Other compensation [2]	12,801	12,370	6,489	31,660
Total	1,455,115	1,593,503	1,834,708	4,883,326

Share Ownership
2013 Equity at risk [3]	Share ownership	Guideline	Multiple of Base Salary	Meets ownership requirements
$6,350,469	122,054	Two times annual base salary	20.5 times	Yes

Notes:

1.	Contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
2.	Other compensation includes parking fees and executive health benefits.
3.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.

Vermilion Proxy Circular  ■  Executive Compensation  ■  Page 83

Anthony Marino Executive Vice President and Chief Operating Officer | Age 52 | Calgary, Alberta, Canada
As Executive Vice President and Chief Operating Officer, Mr. Marino oversees Vermilion’s global operations, drilling and completion activities, exploration, safety and environment as well as project management of engineering activities.
Experience:	✓ Vermilion – 1 year ✓ Industry – 30+ years

Biography

Mr. Marino brings over 30 years of oil and gas experience. Prior to joining Vermilion, he held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex's Chief Operating Officer and was the President and Chief Executive Officer of Dominion Exploration Canada Ltd before Baytex. Earlier in his career, he held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company. He brings strong experience in production operations and the development of oil and gas resource plays to Vermilion. In addition to his operating experience in North America, he also has an extensive background in international property evaluation.

Mr. Marino has a B.Sc. Petroleum Engineering (with Highest Distinction) from the University of Kansas, a Masters in Business Administration from California State University and holds a Chartered Financial Analyst designation.

2012 Key Achievements

In determining Mr. Marino's compensation for 2012, the board considered a variety of factors including:

✓	Recorded average production of 37,803 boe/d in 2012, an increase of 7% as compared to 35,202 boe/d in 2011; and
✓	Independent reserve assessment completed by GLJ Petroleum Consultants effective December 31, 2012 resulted in an increase of 9.1% in total proved reserves (“1P”), while total proved plus probable (“2P”) reserves increased 12.7%. GLJ also completed a best estimate for contingent resources. Reserve-life index increased to 12.5 years for 2P reserves and 8.0 years for 1P reserves based on year-end 2012 reserve estimates and annualized fourth quarter production.

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Base salary rate [1]	385,000			385,000
Bonus (short-term incentive)	300,000			300,000
Share awards value (long-term incentive)	2,875,466	Joined Vermilion on June 1, 2012.		2,875,466
Savings plan benefit [2]	23,581			23,581
Other compensation [3]	4,662			4,662
Total	3,588,709	-	-	3,588,709

Share Ownership
2013 Equity at risk [4]	Share ownership	Guideline	Multiple of Base Salary	Meets ownership requirements
$186,423	3,583	Two times annual base salary	0.5 times	June 1, 2017 to meet guidelines

Notes:

1.	Commenced employment with Vermilion on June 1, 2012.
2.	Contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
3.	Other compensation includes parking fees.
4.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.

Page 84 ■ Executive Compensation ■ Vermilion Proxy Circular

John D. Donovan Executive Vice President, Business Development | Age 58 | Calgary, Alberta, Canada
As Executive Vice President, Business Development, Mr. Donovan is responsible for Vermilion’s global business development activities including acquisitions, marketing and expansion into existing and/or new global, stable locations.
Experience:	✓ Vermilion – 8 years ✓ Industry – 30+ years

Biography

Mr. Donavan brings over 30 years of industry experience primarily in acquisitions and dispositions, international business development and financial management and controls. From 2002 to 2005 he was Senior Vice President of Harrison Lovegrove (now Standard Chartered Bank), oil and gas consultants. Before that he spent 24 years with ConocoPhillips, most recently as Regional Manager, Business Development Latin America.

Mr. Donovan is a chartered accountant and a fellow of the Institute of Chartered Accountants in England and Wales.

2012 Key Achievements

In determining Mr. Donovan's compensation for 2012, the board considered a variety of factors including:

✓	Completed two separate acquisitions in France. In January 2012, acquired certain working interests in six producing fields in the Paris and Aquitaine basins. In December 2012, Vermilion completed a further acquisition of approximately 850 boe/d of 100% working interest in Brent crude oil production in the Paris Basin; and
✓	Positioned Vermilion to capture medium to longer-term resource-based growth opportunities through review of opportunities in Canada and Europe. This resulted in an exploration permit for 2.34 million acres in Morocco and a significant position in the emerging Duvernay liquids-rich natural gas resource play in Canada.

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Base salary rate	310,000	300,000	286,000	896,000
Bonus (short-term incentive)	225,000	400,000	240,000	865,000
Share awards value (long-term incentive)	750,026	700,020	1,087,871	2,537,917
Savings plan benefit [1]	32,288	31,133	29,348	92,769
Other compensation [2]	12,459	6,891	682	20,032
Total	1,329,773	1,438,044	1,643,901	4,411,718

Share Ownership
2013 Equity at risk [3]	Share ownership	Guideline	Multiple of Base Salary	Meets ownership requirements
$8,000,861	153,774	Two times annual base salary	25.8 times	Yes

Notes:

1.	Contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
2.	Other compensation includes parking fees and executive health benefits.
3.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.

Vermilion Proxy Circular  ■  Executive Compensation  ■  Page 85

Mona Jasinski Executive Vice President, People | Age 49 | Calgary, Alberta, Canada
As Executive Vice President, People, Ms. Jasinski oversees all global human resources initiatives including succession planning, recruitment, compensation and benefits, governance, in addition to global communications and community investment.
Experience:	✓ Vermilion – 4 years ✓ Industry – 25+ years

Biography

Ms. Jasinski brings over 20 years of human resources and organizational effectiveness experience, primarily in the oil and gas industry, including operations and mergers and acquisitions. Before joining Vermilion, she spent five years with Royal Dutch Shell, most recently as Onshore Productions, North America, Human Resources Manager. Prior to that she worked at TransCanada Pipelines and in Management Consulting specializing in strategy, leadership effectiveness and talent management.

Ms. Jasinski currently serves on the Board of Directors of the YWCA of Calgary as Vice-Chair.

In 2012, Ms. Jasinski completed the Ivey Executive Program at the University of Western Ontario. Ms. Jasinski has a Masters in Business Administration from the University of Calgary and is a Certified Human Resources Professional.

2012 Key Achievements

In determining Ms. Jasinski's compensation for 2012, the board considered a variety of factors including:

✓	Recognized by the Great Places to Work® Institute in the top 25 companies in both France and Canada for the third consecutive year;
✓	Received recognition for governance practices in Globe and Mail’s 2012 Board Games survey, ranking 4th among oil and gas companies and 17th among Canadian corporations; and
✓	Led record level of recruiting activity including recruitment of executives and over one 100 other positions globally, with a focus on building technical teams.

Compensation Summary
Compensation Component	2012 ($)	2011 ($)	2010 ($)	Three-year total ($)
Base salary rate	245,000	237,600	201,400	684,000
Bonus (short-term incentive)	258,400	220,000	220,000	698,400
Share awards value (long-term incentive) [1]	600,021	618,013	535,083	1,753,117
Savings plan benefit [2]	25,531	23,690	13,899	63,120
Other compensation [3]	10,553	13,120	6,489	30,162
Total	1,139,505	1,112,423	976,871	3,228,799

Share Ownership
2013 Equity at risk [4]	Share ownership	Guideline	Multiple of Based Salary	Meets ownership requirements
$1,255,432	24,129	Two times annual base salary	5.1 times	Yes

Notes:

1.	Promoted to Executive Vice President, People in 2011; a promotional award, vesting over three years in 2011, 2012 and 2013 has been included in her 2011 grant.
2.	Contributions made by Vermilion to the executive’s savings plan as we do not have a pension plan.
3.	Other compensation includes parking fees and executive health benefits.
4.	Equity at risk is the market value of shares owned, excluding share awards, based on the closing trading price of the shares on the TSX on March 15, 2013 of $52.03.

Page 86 ■ Executive Compensation ■ Vermilion Proxy Circular

Summary Compensation Table

The tables on each executive’s information page set out their total compensation over the past three years.

					Non-equity incentive plan compensation ($)
Executive and Title	Year	Salary [1] ($)	Share- Based Awards [2] ($)	Option – based Awards ($)	Annual incentive plans [3] ($)	Long-term incentive plans	Pension Value ($)	All Other Compen- sation [4] ($)	Total Compen- sation ($)
Donadeo	2012	453,750	1,540,022	n/a	650,000	n/a	n/a	63,750	2,707,522
President and CEO	2011	433,475	1,500,000	n/a	500,000	n/a	n/a	61,190	2,494,665
	2010	424,800	1,904,967	n/a	815,000	n/a	n/a	58,893	3,203,660
Hicks	2012	307,500	750,026	n/a	350,000	n/a	n/a	45,089	1,452,615
Executive Vice	2011	296,500	750,000	n/a	500,000	n/a	n/a	43,503	1,590,003
President and Chief	2010	279,500	1,087,871	n/a	425,000	n/a	n/a	35,837	1,828,208
Financial Officer
Marino [5]	2012	224,583	2,875,466	n/a	300,000	n/a	n/a	28,243	3,428,292
Executive Vice President and Chief Operating Officer
Donovan	2012	307,500	750,026	n/a	225,000	n/a	n/a	44,747	1,327,273
Executive Vice	2011	296,500	700,020	n/a	400,000	n/a	n/a	38,024	1,434,544
President, Business	2010	279,500	1,087,871	n/a	240,000	n/a	n/a	30,030	1,637,401
Development
Jasinski	2012	243,150	600,021	n/a	258,400	n/a	n/a	36,084	1,137,655
Executive Vice	2011	225,617	618,013	n/a	220,000	n/a	n/a	36,810	1,100,440
President, People	2010	198,550	535,083	n/a	220,000	n/a	n/a	20,388	974,021
Total		3,970,925	14,699,386		5,103,400			542,588	24,316,299

Notes:

1.	Base salary received in the year noted. Base salary changes are effective in April of each year.
2.	Value of VIP share awards granted on March 30, 2012 multiplied by the grant value of $47.47 (face value).
3.	The annual incentive plan is Vermilion’s only non-equity incentive plan compensation. Bonuses under the plan are payable on March 28, 2013 and are paid 50% in cash and 50% in shares from treasury with after tax dollars.
4.	All Other Compensation include contributions made by Vermilion to the executives’ savings plan (as we do not have a pension plan) and parking fees. It also includes a vehicle allowance for Mr. Donadeo, executive benefits in 2012 for Messrs. Hicks and Donovan, and Ms. Jasinski.
5.	Mr. Marino commenced employment with Vermilion in June, 2012. His 2012 share award value was based on a new hire award with one-third vesting in 2013, 2014 and 2015.

Executive	Year	Savings Plan ($)	Other Perquisites ($)	Total ($)
Donadeo	2012	47,644	16,106	63,750
	2011	45,515	15,675	61,190
	2010	44,604	14,289	58,893
Hicks	2012	32,288	12,801	45,089
	2011	31,133	12,370	43,503
	2010	29,348	6,489	35,837
Marino [5]	2012	23,581	4,662	28,243
Donovan	2012	32,288	12,459	44,747
	2011	31,133	6,891	38,024
	2010	29,348	682	30,030
Jasinski	2012	25,531	10,553	36,084
	2011	23,690	13,120	36,810
	2010	13,899	6,489	20,388

Vermilion Proxy Circular  ■  Executive Compensation  ■  Page 87

Equity Holdings

Share Awards and Value

All share awards granted to executives that are outstanding as of December 31, 2012 are subject to the performance factors described on page 68. The value of share awards on December 31, 2012 was calculated using the TSX closing price of $51.97.

Executive	Award Date	Vesting Date	Award Price ($)	Number Granted [1] (#)	Award Date Value [2] ($)	December 31, 2012 Value [3,4,7] ($)
Donadeo	March 30, 2012	April 1, 2015	47.47	32,442	1,540,022	2,242,394
	April 1, 2011	April 1, 2014	49.98	30,012	1,500,000	2,339,585
	April 1, 2010	April 1, 2013	35.34	53,904	1,904,967	5,126,545
	Total			116,358	4,944,989	9,708,524
Hicks	March 30, 2012	April 1, 2015	47.47	15,800	750,026	1,092,098
	April 1, 2011	April 1, 2014	49.98	15,006	750,000	1,169,793
	April 1, 2010	April 1, 2013	35.34	30,783	1,087,871	2,927,620
	Total			61,589	2,587,897	5,189,511
Marino	August 14, 2012	April 1, 2015	46.85	26,862	1,258,485	1,856,704
		April 1, 2014	46.85	17,257	808,490	1,345,269
		April 1, 2013	46.85	17,257	808,490	1,641,229
	Total			61,376	2,875,465	4,843,202
Donovan	March 30, 2012	April 1, 2015	47.47	15,800	750,026	1,092,098
	April 1, 2011	April 1, 2014	49.98	14,006	700,020	1,091,838
	April 1, 2010	April 1, 2013	35.34	30,783	1,087,871	2,927,620
	Total			60,589	2,537,917	5,111,556
Jasinski [5,6]	Mach 30, 2012	April 1, 2015	47.47	12,640	600,021	873,678
	April 1, 2011	April 1, 2014	49.98	8,204	410,036	639,543
	August 15, 2011	April 1, 2012-2014	43.41	4,791	207,977	373,482
	April 1, 2010	April 1, 2013	35.34	15,141	535,083	1,439,986
	Total			40,776	1,753,117	3,326,689

Notes:

1.	Total for each executive is the number of share awards that were not vested as of December 31, 2012, excluding reinvested distributions or dividends.
2.	Value of share awards on the award date. Does not include the value of reinvested distributions or dividends.
3.	The value as of December 31, 2012 on the TSX of $51.97. It does not include the value of reinvested distributions or dividends.
4.	An average performance multiple was applied as follows:
a.	Share awards vesting in 2015: 2 for 2012,1 for 2013, 1 for 2014 for an average of 1.33.
b.	Share awards vesting in 2014: 1.5 for 2011, 2 for 2012, 1 for 2013 for an average of 1.50.
c.	Share awards vesting in 2013: 2 for 2010, 1.5 for 2011, 2 for 2012 for an average of 1.83.
5.	Includes a promotion grant on August 15, 2011 of 4,791; 1,409 that vested in 2012 and the remaining will vest in thirds in 2013 and 2014.
6.	Includes a new hire grant in 2009 of 35,865; 13,725 vested in 2010 and 10,980 vested in 2011 and the remaining 10,890 will vest April 1, 2012.
7.	No vested share awards remained to be paid out or distributed on December 31, 2012.

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Value of Share Awards Vested and Bonus Earned During 2012

Award Type	Donadeo	Hicks	Marino [3]	Donovan	Jasinski
Share awards [1]	$3,394,186	$1,990,146	-	$1,990,146	$1,030,134
Non-equity incentive plan awards [2]	$650,000	$350,000	$300,000	$225,000	$285,400

Notes:

1.	For Messrs. Donadeo, Donovan and Hicks this includes the value of reinvested dividends and the performance multiple, calculated based on $47.08– the five day weighted average for the five days preceding the vesting date of March 15, 2012. These awards were granted on April 1, 2009.
2.	Bonuses for 2012 are payable on March 28, 2013 and are paid 50% in shares from treasury with after tax dollars.
3.	Mr. Marino did not have any share awards vesting in 2012 as he was hired on June 1, 2012 and was issued a new hire grant which vests annually in thirds, starting in 2013.

Equity Ownership Changes

This table does not include unvested share awards.

	Shares	Shares		Total Equity at Risk March 15, 2013
Executive	March 15, 2013 #)	March 15, 2012 (#)	Net Changes (#)	Value [1] ($)	Multiple of Retainer
Donadeo	3,616,119	4,003,794	(387,675)	188,146,672	409.0 times
Hicks	122,054	127,154	(5,100)	6,350,469	20.5 times
Marino	3,583	-	3,583	186,423	0.5 times
Donovan	153,774	167,878	(14,104)	8,000,861	25.8 times
Jasinski	24,129	17,697	6,432	1,255,432	5.1 times

Note:

1.	Calculated based on the total number of shares on March 15, 2013 multiplied by $52.03 (the TSX closing price on March 15, 2013).

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Termination and Change of Control Benefits

Our executives have employment agreements that provide for a lump-sum payment if their employment is terminated:

■	By Vermilion without just cause – when there are, among other things, no performance issues, detrimental or illegal behavior or breach of the employment agreement;
■	By the executive for good reason (within 30 days of a significant demotion or reduction in duties or compensation); or
■	After a change of control, if Vermilion or its successor terminates the executive’s employment within 10 days or if the executive resigns within 60 days.

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All of the executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plan. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

Termination Payments

Regardless of the type of termination, the executive or his personal representative is entitled to receive:

✓	Any unpaid salary up to the termination date;
✓	All outstanding vacation pay; and
✓	All outstanding expense reimbursements.

Based on 2012 base salary, bonus and benefits, the executives would receive the estimated total set out below if any of them were terminated on December 31, 2012.

Executive	Without Just Cause, With Good Reason by Executive and on Change of Control ($)	For Retirement or Just Cause
Donadeo	2,084,630	nil
Donovan	1,299,770	nil
Hicks	1,384,898	nil
Marino	1,472,685	nil
Jasinski	1,063,672	nil
Total	7,305,655	nil

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Termination Chart

Termination Type	Severance	Bonus	Share Awards	Benefits
Retirement	None.	None.	All share awards expire on the retirement date.	None.
For Just Cause or by executive without Good Reason (Resignation)	None.	None.	All share awards expire on the termination date.	None.
Without just cause (by Vermilion) or For Good Reason (by executive)	2 times annual salary [2] for President and CEO and Executive Vice Presidents. 1 times annual salary [2] for Vice Presidents.	2 times average annual bonus [1] for President and CEO and Executive Vice Presidents. 1 times average annual bonus [1] for Vice Presidents.	All share awards that would have vested during the severance period vest under the normal schedule.	Amount equal to cost of benefits for the severance period.
Change of control	2 times annual salary [2] for President and CEO and Executive Vice Presidents. 1 times annual salary [2] for Vice Presidents.	2 times average annual bonus [1] for President and CEO and Executive Vice Presidents. 1 times average annual bonus [1] for Vice Presidents.	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control.	Amount equal to cost of benefits for the severance period.
Disability [3]	2 times annual salary [2] for President and CEO and Executive Vice Presidents. 1 times annual salary [2] for Vice Presidents.	2 times average annual bonus [1] for President and CEO and Executive Vice Presidents. 1 times average annual bonus [1] for Vice Presidents.	Vesting continues under the normal schedule.	Amount equal to cost of benefits for the severance period.
Death	Pro-rated to date of death.	None.	All share awards vest on the date of death [4].	None.

Notes:

1.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
2.	In addition to the pro-rated salary to termination date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay his salary or outstanding vacation pay.
4.	The board, in its sole discretion, may determine the performance factor to be applied and the number of share awards which will vest based on certain criteria.

Following termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

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Schedules and
Other Information

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Schedule “A” – Terms of Reference for the Board

I.	INTRODUCTION

The Board's primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the "Corporation")1 consistent with the Board's responsibility to the shareholders to maximize shareholder value.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.

These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

At least two-thirds of the directors comprising the Board must qualify as independent directors2.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.

III.	DUTIES AND RESPONSIBILITIES

Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting and setting the terms of reference for the Chairman of the Board;

iii)	nominating candidates for election to the Board;

iv)	appointing committees;

v)	determining director compensation; and

vi)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

Management and Human Resources

The Board has the responsibility for:

i)	the appointment and succession of the President and Chief Executive Officer (the "CEO") and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO's duties;

ii)	approving terms of reference for the CEO;

iii)	satisfying itself as to the integrity of the CEO and the other executive officers and that the CEO and the other executive officers create a culture of integrity throughout the organization;

iv)	in consultation with the CEO, approve annual objectives that the CEO is responsible for meeting;

v)	reviewing CEO performance at least annually, against agreed upon written objectives;

vi)	approving decisions relating to senior management including the:

a)	appointment and discharge of officers;

b)	compensation and benefits for executive officers;

c)	CEO's acceptance of public service commitments or outside directorships; and

d)	employment contracts, termination and other special arrangements with executive officers, or other employee groups.

vii)	ensuring succession planning programs are in place, including programs to train and develop management;

viii)	approving certain matters relating to all employees, including:

a)	the annual salary policy/program for employees;

b)	new benefit programs or material changes to existing programs; and

c)	pension fund investment guidelines and the appointment of pension fund managers, if applicable.

Strategy and Plans

The Board has the responsibility to:

i)	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;

1 Reference to the Corporation's operations and employees and matters related thereto shall include the Corporation's subsidiaries, as applicable.

2 The Board has adopted the meaning of "Independent" from NI 52-110, which is included as an appendix to the Board Operating Guidelines, Tab 6.

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ii)	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;

iii)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

iv)	approve material divestitures and acquisitions; and

v)	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

Financial and Corporate Issues

The Board has the responsibility to:

i)	with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by shareholders; and if the Board does not adopt the Audit Committee's recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;

ii)	with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;

iii)	take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;

iv)	review operating and financial performance relative to budgets or objectives;

v)	approve annual and quarterly financial statements and related press releases and approve release thereof by management;

vi)	approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

vii)	declare and approve dividends;

viii)	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and

xi)	approve the commencement or settlement of litigation that may have a material impact on the Corporation.

Business and Risk Management

The Board has the responsibility to:

i)	ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;

ii)	assess and monitor management control systems:

a)	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and

b)	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.

Policies and Procedures

The Board has the responsibility to:

i)	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

ii)	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	adopt a written Code of Business Conduct and Ethics (Tab 7); and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;

v)	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

vi)	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).

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IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

The Board is responsible for:

i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)	approving matters requiring shareholder approval at shareholder meetings.

Legal requirements for the Board include:

i)	to act honestly and in good faith with a view to the best interests of the Corporation; and

ii)	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

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Schedule “B” – Audit Committee Information

The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Schedule “C” – Summary of Vermilion Incentive Plan

The Vermilion Incentive Plan (VIP) was approved by unitholders as of September 1, 2010, the date of our conversion from a trust to a corporation. It replaces the TAP (Trust Unit Award Incentive Plan) and all unit awards under the TAP were converted to share awards under the VIP as of September 1, 2010. At the Meeting on May 1, 2013, Shareholders will be asked to approve all unallocated share awards under the VIP. VIP provides employees, officers, directors and consultants of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders when they are granted share awards.

Condition	Plan Maximum
Reserved for issue to insiders	10% of Vermilion’s outstanding shares (less any shares reserved for issue to insiders under any other security-based compensation plan)
Total issued to any participant [1]	5% of Vermilion’s outstanding shares

Note:

1.	On a non-diluted basis.

The number of shares subject to a share award is determined at the time of grant. The vesting schedules are set out on page 68. Vesting occurs on April 1st of the third year following the grant date (or in thirds each year over three years for new hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time. Within two and a half months of vesting, shares (or an equivalent cash value or a combination of cash and shares, as decided by the board) are issued to the participant. Shares that vest before termination or any applicable notice date are paid in full. Unvested shares are treated as set out below, depending on the form of termination:

Form of Termination	Vesting and Exercise Provisions for Unvested Shares
Voluntary resignation or retirement	Expire on the last day of any notice period
Termination not for cause	Expire on the last day of any applicable notice period or in accordance with any severance agreement
Termination for cause	Expire on the date that notice of termination is given
Death	Vest as of the date of death, subject to any board decision to apply a performance factor
Disability	Vest according to their normal schedule
Leave of absence	Are suspended until the return date and then the vesting schedule is increased by the length of the absence
Change of Control	Vest at the next applicable vesting date or immediately prior to effective time of change of control

The VIP was amended in light of our NYSE listing to clarify that stock exchange means the TSX or, if our shares are not listed on the TSX, such other stock exchange on which our common shares are listed and trading, and the Board approved the amendment effective March 15, 2013. As the amendment is administrative in nature, the Board has authority under the VIP to approve the amendment without requiring further approval of Shareholders. In addition, under the VIP, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the common shares are listed; to change the early termination provisions of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a "housekeeping nature" may be approved by the board without shareholder approval (but with consent of the TSX). Certain other amendments require Shareholder approval as noted below.

Under the VIP, the maximum number of common shares from treasury that may be delivered to non-employee directors upon vesting of share awards is limited. We are proposing to amend the VIP to change the non-employee director participation limits as described in the Meeting Matters sections of the circular. The Board has approved the amendments to the VIP, and Shareholder approval of the amendments is being sought at the meeting. If approved at the Meeting, the amended VIP would require Shareholder approval for any amendment to the non-employee director participation limits in the plan.

The following are other terms of the VIP:

■	Participants do not have the rights of shareholders, including the right to vote, until shares have been issued under the share award.
■	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.
■	The Board may amend, suspend or discontinue the VIP at any time, provided that, without Shareholder approval, no amendment may:
■	Increase the maximum number of shares reserved for issue under the VIP;
■	Add any form of financial assistance for the exercise of restricted shares;
■	Impair or dilute the outstanding shares or material benefits of an awardee;
■	Change the eligible participants in a way that increases participation by insiders; or

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■	Contravene TSX requirements or other laws.
■	The Board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.
■	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.
■	The maximum exercise and surrender periods are December 31st of the third year from the date of Grant.
■	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to shareholder approval (which was last given on August 31, 2010) when shareholders (then still unitholders) approved all unallocated share awards under the plan for three years. The next shareholder approval is scheduled for May 1, 2013.
■	Part-time work arrangements for employees, grants are adjusted for changes to part-time employment status; adjustments are directly proportionate to change to employment status (e.g. employee is going from 1.0 to 0.8 FTE, grant is adjusted by 20%).
■	The vesting of awards, issuance of shares and sale of shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for ten business days from the end of the black-out period.
■	If: shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to Shareholders to purchase shares at prices substantially below fair market value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.

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Schedule “D” – Summary of Employee Bonus Plan

The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our Shareholders.

Under the Bonus Plan, following an annual board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the board may then allocate a bonus to a participant in an amount determined by the board in its sole discretion.

Payment of bonuses may be made in cash, shares or a combination of cash and shares as determined by the board in its sole discretion. Bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the board's determination of bonuses. Shares issued under the bonus plan are priced at the closing price of the shares on the TSX on the trading day immediately before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.

The following are other terms of the bonus plan:

■	Participation in the bonus plan does not confer any right to continued employment.
■	Participants whose employment is terminated are not entitled to receive a bonus except as determined by the board, in its sole discretion, including termination due to disability, death or other circumstance.
■	Vermilion may withhold from payments made under the bonus plan to comply with tax withholding obligations.
■	Upon a change of control the bonus plan will terminate and each participant will be paid a final bonus in an amount determined by the board to be appropriate.
■	The Board may amend, suspend, terminate or discontinue the bonus plan at any time, provided that no amendment may, without Shareholder approval:
■	Amend the number of shares issuable under the bonus plan;
■	Result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or
■	Change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

We amended the bonus plan in February, 2011 to remove the reference to a maximum bonus pool of 2% of annual net operating income as this measure was used when we were a trust and is no longer applicable to us as a corporation. The Board approved and ratified the change, no Shareholder approval was required. The amendment to the bonus plan in 2011 noted above was of a housekeeping nature that was approved by the board in accordance with its authority under the bonus plan and did not require further approval of shareholders.

We are proposing amendments to the Bonus Plan including to reduce the number of common shares reserved for issuance from treasury from 2,000,000 to 250,000 effective May 1, 2013 as described in the Meeting Matters section of the circular. The Board has approved the amendments, and Shareholder approval of the amendments is being sought at the Meeting.

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Schedule "E" - Summary of Shareholder Rights Plan

A unitholder rights plan was first implemented in 2003, and was subsequently renewed and approved in 2006 and 2009 by holders of the trust units of the Trust. In conjunction with the conversion of the Trust to a corporation on September 1, 2010 the Shareholder Rights Plan was approved.

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all shareholders of Vermilion ("Shareholders") are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to:

(a)        evaluate a takeover bid (particularly if it includes share or trust unit consideration);

(b)        explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and

(c)        make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares of the Company. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any common shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of common shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire common shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that, in any takeover bid for outstanding common shares of the Company, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the Shareholder Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares of the Company.

Summary of the Plan

The following summary of terms of the Shareholder Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement dated September 1, 2010 between the Company and Computershare Trust Company of Canada (the "Shareholder Rights Plan Agreement"). A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. At the Meeting, Shareholders will be asked to approve amendments to certain provisions of the Shareholders Rights Plan Agreement described below. See page 21 for further information. If approved at the Meeting, a copy of the amended and restated Shareholder Rights Plan Agreement will be available following the Meeting on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Term

The Shareholder Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2013 unless the term of the Shareholder Rights Plan Agreement is extended beyond such date by resolution of Shareholders.

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Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the date that a majority of the Shareholders vote against the continued existence of the Shareholder Rights Plan Agreement.

Rights Exercise Privilege

The Rights will separate from the voting common shares to which they are attached and become exercisable at the time (the "Separation Time") which is ten (10) trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Shareholder Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Shareholder Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Shareholder Rights Plan) of 20% or more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their common shares.

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender voting common shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)        the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)        the Shareholder who has agreed to tender voting common shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting common shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the Shareholder has agreed to deposit or tender voting common shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting common shares offered to be purchased under the Lock-Up Bid is less than all of the voting common shares held by Shareholders (excluding common shares held by the offeror), the number of voting common shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting common shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting common shares offered to be purchased under the Lock-Up Bid; and

(c)        no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting common shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to common shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the common shares.

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Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)        the takeover bid must be made by means of a takeover bid circular;

(b)        the takeover bid is made to all holders of voting common shares as registered on the books of the Company, other than the offeror;

(c)        the takeover bid contains, a provision that no voting common shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of 35 days after the date of the takeover bid and 60 days (or such shorter period of time as may be permitted by the Board of Directors of the Company from time to time) following the date of the takeover bid and only if at such date more than 50% of the voting common shares held by Independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn and have previously been or taken up at the same time;

(d)        the takeover bid contains a provision that, voting common shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting common shares may be taken up and paid for and that any voting common shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)        the takeover bid contains a provision that if, on the date on which voting common shares may be taken up and paid for, more than 50% of the voting common shares held by Independent Shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of voting common shares for not less than ten business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and be made prior to expiry, termination or withdrawal of the Permitted Bid, and include a provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is earlier than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid; and 60 days (or such shorter period of time as may be permitted by the Board of Directors of the Company from time to time) following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting common shares on terms which the board of directors considers fair to all Shareholders. In such circumstances, the board of directors may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting common shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting common shares of the Company within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting common shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting common shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting common shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Shareholder Rights Plan.

Vermilion Proxy Circular  ■  Schedules and Other Information  ■  Page E-3

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting common shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Shareholder Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Independent Shareholders (as defined in the Shareholder Rights Plan Agreement) (or the holders of Rights if the Separation Time has occurred) by majority vote, supplement, amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

Page E-4 ■ Schedules and Other Information ■ Vermilion Proxy Circular

Corporate Information

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte LLP

Calgary, Alberta

Legal Counsel

Norton Rose Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com. Hard copies may be requested by emailing investor_relations@vermilionenergy.com. Governance documents include our:

✓	Board Operating Guidelines
✓	Committee Guidelines
✓	Code of Ethics
✓	Terms of Reference for the Board
✓	Terms of Reference for the Chairman
✓	Terms of Reference for the Directors
✓	Terms of Reference for the President and CEO
✓	Terms of Reference for the Audit Committee
✓	Terms of Reference for the Governance and Human Resources Committee
✓	Terms of Reference for the Health, Safety and Environment Committee
✓	Terms of Reference for the Independent Reserves Committee

Vision

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy

Mission

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate

Core Values

Excellence ■ Trust ■ Respect ■ Responsibility